UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA

QUARTERLY REPORT

4Q12

Results 2012

BBVA

QUARTERLY REPORT

Results 2012

Contents

2 BBVA Group Highlights
3 Group information
Relevant events 3
Earnings 6
Balance sheet and business activity 13
Capital base 17
Risk management 19
The BBVA share 22
Corporate responsibility 23
24 Business areas
Spain 26
Eurasia 31
Mexico 35
South America 39
The United States 43
Corporate Activities 47
Other information: Corporate & Investment Banking 50

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	31-12-12	Δ%	31-12-11	31-12-10
Balance sheet (million euros)				
Total assets	637,860	6.7	597,688	552,738
Customer lending (gross)	367,415	1.7	361,310	348,253
Deposits from customers	292,716	3.7	282,173	275,789
Other customer funds	159,285	10.4	144,291	146,188
Total customer funds	452,001	6.0	426,464	421,977
Total equity	43,803	9.3	40,058	37,475
Income statement (million euros)				
Net interest income	15,122	15.0	13,152	13,316
Gross income	22,441	12.1	20,028	20,333
Operating income	11,655	13.3	10,290	11,573
Income before tax	1,659	(51.9)	3,446	6,059
Net attributable profit	1,676	(44.2)	3,004	4,606
Net attributable profit adjusted (1)	4,406	(2.2)	4,505	4,872
Data per share and share performance ratios				
Share price (euros)	6.96	4.2	6.68	7.56
Market capitalization (million euros)	37,924	15.8	32,753	33,951
Net attributable profit per share (euros)	0.32	(47.3)	0.62	1.10
Net attributable profit per share adjusted (euros) (1)	0.82	(10.3)	0.92	1.16
Book value per share (euros)	8.04	(3.8)	8.35	8.17
P/BV (Price/book value; times)	0.9		0.8	0.9
PER (Price/Earnings; times)	21.5		10.9	7.4
Yield (Dividend/Price; %)	6.0		6.3	5.6
Significant Ratios (%)				
ROE (Net attributable profit/Average equity)	4.0		8.0	15.7
ROE adjusted (1)	10.5		11.9	16.6
ROTE (Net attributable profit/Average tangible equity)	5.0		10.7	22.0
ROTE adjusted (1)	13.2		16.0	23.3
ROA (Net income/Average total assets)	0.37		0.61	0.89
ROA adjusted (1)	0.81		0.88	0.94
RORWA (Net income/Average risk-weighted assets)	0.70		1.08	1.64
RORWA adjusted (1)	1.51		1.55	1.73
Efficiency ratio	48.1		48.6	44.2
Risk premium	2.16		1.20	1.33
NPA ratio	5.1		4.0	4.1
NPA coverage ratio	72		61	62
Capital adequacy ratios (%)				
Core capital	10.8		10.3	9.6
Tier I	10.8		10.3	10.5
BIS Ratio	13.0		12.9	13.7
Other information				
Number of shares (millions)	5,449	11.1	4,903	4,491
Number of shareholders	1,012,864	2.6	987,277	952,618
Number of employees (2)	115,852	4.7	110,645	106,976
Number of branches (2)	7,978	7.0	7,457	7,361
Number of ATMs (2)	20,177	7.4	18,794	17,055

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.

(1) In 2011, during the fourth quarter, US goodwill impairment charge. In 2010, 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in 2012, impact of Unnim badwill.

(2) Excluding Garanti.

2 BBVA Group Highlights

Group information

Relevant events

In the fourth quarter of 2012 the main trends remarked in previous quarters were confirmed. Thus, BBVA has completed a hugely difficult and demanding year with:

1. High generation of recurrent revenue and a large contribution from net trading income (NTI).

2. This has enabled BBVA to absorb a significant increase in provisions in Spain to cover the gradual impairment in portfolios and real estate assets. As a result, the Group quarterly net attributable profit amounts to €20m.

3. In terms of solvency, the Bank has maintained the Basel II core capital ratio it had at the close of the preceding quarter (10.8%), and continues to comply with the recommendations of the European Banking Authority (EBA).

4. Very good news from the standpoint of liquidity in the quarter, with the positive performance in customer deposits in Spain particularly noteworthy.

5. In activity , key points are once again the buoyant lending in emerging economies and the necessary deleveraging of the Spanish economy. By segments, BBVA continues to grow mainly in retail portfolios and deposits.

6. Significant progress has been made during the quarter in the signing of agreements for the sale of the pension business in Latin America. Moreover on December 16, the sale of BBVA Puerto Rico was finalized in the United States.

7. As regards shareholder remuneration, BBVA is maintaining the current dividend policy.

These points are discussed below in more detail.

Strong recurrent revenue, that is to say, gross margin excluding NTI and dividends, in line with preceding quarters. This item has grown once more over the last three months, amounting to a total of €20,284m in the 2012 year, with an annual growth rate of 12.8%. The main reasons for this performance are still the buoyant activity in emerging markets, good management of spreads in each geographical area and the positive performance in the insurance business.

There has been a significant contribution from NTI, with positive performance in general terms in all areas. In the fourth quarter, it also includes €194m from the buyback of subordinate bonds (a transaction which was announced to the market in October).

The strong revenue figures enabled the Bank to continue absorbing the increase in provisions arising from the impairment of real estate sector assets in Spain. During 2012, the Group has set aside €4.4 billion for both loan-loss provisions and provisions for foreclosed and acquired assets within the scope of Royal Decree-Laws 02/2012 and 18/2012, thus complying with the requirements of these two laws. The higher allocations to provisions have improved the Group’s coverage ratio by 3 percentage points over the quarter and 11 points over the year, to 72%.

As a result of the above, the Group reported a net attributable profit of €20m for the quarter and €1,676m in 2012 (€3,004m the previous year). The adjusted net attributable profit (excluding the charge for the impairment of real estate sector assets in Spain, and the badwill of Unnim) amounts to €1,061m

(€4,406m in 2011).

Solvency has improved over the course of the year. As of

31-Dec-2012, the Group closed with a Basel II core capital ratio similar to that at the end of the third quarter of the year (10.8%). This means an increase of 45 basis points on the December 2011 figure, reflecting the Group’s capacity to generate capital in the present adverse environment while maintaining its dividend policy.

The news on liquidity during the quarter was very positive. The following is worth mentioning in this regard:

• BBVA has successfully carried out several issues in Europe and in America in 2012, with a very significant level of demand. Specifically, in the fourth quarter two senior debt issues were placed in Europe, amounting to €2,500m; one in the United States, amounting to USD 2,000m; and a covered bond for €2,000m.

• Growth in customer deposits. The increased proportion of retail deposits on the liability side of the balance sheet in all geographical areas has allowed the Group to continue improving its financing structure and reduce its liquidity gap.

• The deleveraging process in Spain and the reduction in Corporate & Investment Banking (CIB) portfolios in developed countries continue.

With respect to activity, the strength of lending in emerging economies is outstanding. Gross customer lending rose 18.6% year-on-year in South America and by 8.6% in Mexico. BBVA Compass also reported a positive performance (up 4.1%

Relevant events

3

year-on-year) thanks to the favorable evolution of new production in the loan portfolios that are strategic for the Group. In contrast, in Spain the drop in lending activity was heightened, with a fall of 3.9% over the quarter, due to the deleveraging process in the Spanish economy mentioned above. In Eurasia, loans were down 13.0% caused by the reduction in CIB portfolios, as there was positive contribution from Garanti (up 15.1% year-on-year). The most important factor in customer funds is the growth in customer deposits in the retail segment across all geographical areas.

In the second quarter of 2012 BBVA announced it was starting a process to study strategic alternatives for its pension business in Latin America. BBVA signed, on December 24, 2012, a sale agreement for the stake in its subsidiary in Colombia, and on January 9, 2013, BBVA closed the sale of the Afore in Mexico. Thus, earnings from this business in the region are classified as discontinued operations. The historical series have also been reconstructed to ensure they are comparable.

The level of recurrent earnings enables the Group to continue with its dividend payment policy approved at the last General Shareholders’ Meeting (AGM). On January 10, 2013, a gross amount of €0.10 per share was paid in cash.

The most important aspects of the business areas can be summarized as follows:

• In Spain, revenue is proving resilient despite very feeble economic activity and strong competition for customer funds. It is important to stress the positive performance in on-balance-sheet customer funds in the quarter, with a steady increase in market share in this item. The income statement is impacted by loan-loss provisions, which have risen significantly to cover the steady impairment in real estate portfolios, leading to a net attributable profit of –€735 over the quarter and –€1,267m for the year overall.

• Eurasia generated a cumulative net attributable profit of €950m. Particularly positive aspects have been the excellent performance of Garanti and the positive contribution from the stake in China Citic Bank (CNCB). Negative aspects are the one-off higher provisions which had to be made in Portugal in the fourth quarter of 2012. In activity, retail portfolios have performed positively (largely from the stake in Garanti), while the loan book from CIB has been reduced.

• In Mexico, 2012 has been a year of change for BBVA Bancomer, a year in which investments have been made to take advantage of opportunities in the Mexican market. Mexico maintains its sustained growth in activity, above all in the retail portfolio. Earnings were boosted by the good performance in net interest income, due to the trend in activity (as mentioned above) and good price management, the positive performance in the insurance business, the year-on-year increase in operating expenses at levels similar to those seen in previous quarters and the stability of the risk premium. These factors have led to a net attributable profit of €1,821m in 2012 (up 4.0% year-on-year at constant exchange rates).

• South America enjoyed again outstanding performance in activity, earnings and asset quality, across practically all the countries in the area. In 2012, the area generated a net attributable profit of €1,347m, up 23.6% year-on-year at constant exchange rates. This result is mainly backed by strong lending growth, a positive performance in customer deposits, and excellent spread and risk management.

• The United States maintains a favorable trend in activity, asset quality, earnings and solvency, very much supported on the local business. The upward trend in the BBVA Compass loan book continues, thanks to the positive performance of the target portfolios (residential mortgages and commercial loans), while customer funds continue to perform well in non-interest bearing deposits. The decrease on impairment losses on financial assets has had a very positive impact on earnings and offsets the flat performance of net interest income in the current environment of low interest rates and a relatively flat curve. As a result, the area has generated a cumulative net attributable profit of €475m.

The economic background

During the fourth quarter of 2012, the slowdown in world economy eased compared with previous quarters, although, as we shall see below this more positive mood is not applicable to all areas.

The agreements reached during the year by authorities in Europe appear to have paid off in the fourth quarter, when the markets performed positively and financial tensions eased. Even though sovereign risk premiums remain high in certain countries, the measures taken have dissipated doubts about the risk of breakup of the euro. The Troika (the European Commission, International Monetary Fund and European Central Bank) reached new agreements with the government of Greece. Furthermore, the first steps have been taken to set up single banking supervision, which is considered key to breaking the link between sovereign and banking risk. Nonetheless, the euro zone has not been able to avoid further contraction of growth in the fourth quarter, in fact slightly higher than in the previous quarter.

The United States economy performed better in the latter part of 2012 than in the earlier part of the year. Growth in the third quarter was surprisingly positive (up 0.8% quarter-on-quarter) and seems to have carried on into the fourth quarter, with industrial activity recovering after the effects of Hurricane Sandy, more upbeat consumption and the construction sector continuing to improve. The labor market is continuing to create jobs, though not strongly enough to bring down the unemployment rate to any significant extent (it has only fallen by a few tenths of a point below 8%). In any event, the overriding sensation in the quarter has been one of uncertainty (and the feeling continues) regarding the measures the U.S. will finally take to address the hefty imbalance in its public accounts and its debt limit. The country’s economic recovery will depend on how these two questions are resolved.

4 Group information

Interest rates

(Quarterly averages)

	2012				2011			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.75	0.76	1.00	1.00	1.28	1.50	1.25	1.00
Euribor 3 months	0.20	0.36	0.69	1.04	1.49	1.54	1.44	1.10
Euribor 1 year	0.60	0.90	1.28	1.67	2.05	2.00	2.13	1.74
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	4.83	4.79	4.76	4.78	4.80	4.81	4.85	4.85

In the latter part of 2012, the **Mexican economy** continued with the trend of gentle slowdown which began at the start of the year. In the third quarter, the economy grew by 0.5% quarter-on-quarter. This trend appears to have continued in the fourth quarter, underpinned by domestic demand, given that exports were negatively affected by uncertainty about how the "fiscal cliff" situation will be resolved in the United States.

In **South America**, activity picked up in the final part of 2012, given the impact of the financial tensions during the first part of the year on the foreign sector and lower consumption coming from advanced economies. Domestic demand remains strong and inflation is generally within the ranges established by central banks.

In **Turkey**, the process of correcting its imbalances continues. Inflation has slowed significantly, enabling monetary policy to be eased and therefore providing greater support for domestic demand. Turkey's current account balance has also improved, and in the final part of the year there has been a more positive mood on the financial markets. However, this has not prevented business activity from slowing in 2012.

Finally, the most recent economic data for **China** show that the slowing trend has been broken, in a quarter marked by the change of leadership in the country. The figures point to stabilization in the sectors most impacted by global slowdown, and an overall recovery in exports and activity compared with preceding quarters.

With respect to **exchange rates**, there was an appreciation in the average and final exchange rates year-on-year, in most of the currencies that are relevant to the Group. During the quarter, however, there was depreciation in the average and final exchange rates of all currencies with an influence on the Bank's financial statements. As a result, the impact of foreign currencies on the Group's balance sheet, activity and earnings is negative in quarterly terms, but positive year-on-year.

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates	
	31-12-12	∆% on 31-12-11	∆% on 30-09-12	2012	∆% on 2011
Mexican peso	17.1845	5.0	(3.4)	16.9033	2.3
U.S. dollar	1.3194	(1.9)	(2.0)	1.2850	8.3
Argentinean peso	6.4768	(14.0)	(6.3)	5.8434	(1.7)
Chilean peso	633.31	6.5	(4.0)	625.00	7.5
Colombian peso	2,331.00	7.8	(0.2)	2,309.47	11.3
Peruvian new sol	3.3678	3.6	(0.3)	3.3896	13.1
Venezuelan bolivar fuerte	5.6616	(1.9)	(1.9)	5.5187	8.3
Turkish lira	2.3551	3.7	(1.5)	2.3139	1.1
Chinese yuan	8.2207	(0.8)	(1.2)	8.1063	10.9

Relevant events 5

Earnings

The most significant aspects of the **fourth quarter of 2012**, from the standpoint of earnings, are:

- Strong performance in **gross income**, underpinned, on the one hand, by high generation of recurring revenue, and, on the other, by the large contribution of net trading income (NTI).
- A further significant increase in **provisions** in Spain to cover the steady impairment in real estate portfolios and assets.
- As a result, **net attributable profit** for the quarter amounts to €20m.

Income evolution

(Million euros)



Gross income
Gross income net of NTI and dividends
5,130
5,022
4,508
5,368
5,265
5,806
5,512
5,858
4,356
4,431
4,463
4,734
4,899
5,034
5,157
5,195
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

Consolidated income statement: quarterly evolution

(Million euros)

	2012				2011			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	**3,910**	**3,877**	**3,741**	**3,594**	**3,482**	**3,284**	**3,213**	**3,173**
Net fees and commissions	1,126	1,104	1,061	1,062	1,004	1,007	1,035	985
Net trading income	646	319	461	340	403	(5)	331	751
Dividend income	17	35	311	27	230	50	259	23
Income by the equity method	191	169	175	191	205	149	122	119
Other operating income and expenses	(32)	6	57	51	42	23	62	79
Gross income	**5,858**	**5,512**	**5,806**	**5,265**	**5,368**	**4,508**	**5,022**	**5,130**
Operating costs	(2,855)	(2,771)	(2,633)	(2,528)	(2,597)	(2,408)	(2,426)	(2,307)
Personnel expenses	(1,472)	(1,447)	(1,396)	(1,347)	(1,372)	(1,294)	(1,277)	(1,247)
General and administrative expenses	(1,089)	(1,064)	(1,001)	(951)	(1,000)	(899)	(943)	(865)
Depreciation and amortization	(294)	(259)	(236)	(230)	(225)	(214)	(206)	(194)
Operating income	**3,003**	**2,741**	**3,173**	**2,738**	**2,770**	**2,100**	**2,596**	**2,824**
Impairment on financial assets (net)	(2,676)	(2,038)	(2,182)	(1,085)	(1,337)	(904)	(962)	(1,023)
Provisions (net)	(227)	(195)	(98)	(130)	(182)	(93)	(83)	(150)
Other gains (losses)	(269)	(561)	(311)	(223)	(1,719)	(166)	(155)	(71)
Income before tax	**(168)**	**(53)**	**582**	**1,299**	**(466)**	**937**	**1,397**	**1,579**
Income tax	220	275	3	(223)	385	(77)	(167)	(347)
Net income from ongoing operations	**52**	**222**	**584**	**1,076**	**(81)**	**860**	**1,229**	**1,232**
Net income from discontinued operations	138	83	75	96	74	48	66	58
Net income	**190**	**305**	**659**	**1,173**	**(7)**	**907**	**1,295**	**1,290**
Non-controlling interests	(170)	(159)	(154)	(168)	(132)	(103)	(106)	(141)
Net attributable profit	**20**	**146**	**505**	**1,005**	**(139)**	**804**	**1,189**	**1,150**
Adjusted (1)	(1,042)	(825)	(742)	(122)	(1,166)	(173)	(82)	(80)
Net attributable profit (adjusted) (1)	**1,061**	**971**	**1,247**	**1,127**	**1,026**	**978**	**1,271**	**1,229**
Basic earnings per share (euros)	**0.01**	**0.03**	**0.10**	**0.19**	**(0.03)**	**0.16**	**0.24**	**0.23**
Basic earnings per share adjusted (euros) (1)	**0.19**	**0.18**	**0.23**	**0.21**	**0.20**	**0.20**	**0.26**	**0.25**

(1) In 2011, during the fourth quarter, US goodwill impairment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in 2012, impact of Unnim badwill.

6 Group information

Consolidated income statement

(Million euros)

	2012	Δ%	Δ% at constant exchange rates	2011
Net interest income	**15,122**	**15.0**	**11.0**	**13,152**
Net fees and commissions	4,353	8.0	4.9	4,031
Net trading income	1,767	19.3	15.3	1,481
Dividend income	390	(30.6)	(30.9)	562
Income by the equity method	727	22.1	22.1	595
Other operating income and expenses	82	(60.3)	(53.1)	206
Gross income	**22,441**	**12.1**	**8.7**	**20,028**
Operating costs	(10,786)	10.8	7.6	(9,737)
Personnel expenses	(5,662)	9.1	6.2	(5,191)
General and administrative expenses	(4,106)	10.8	7.4	(3,707)
Depreciation and amortization	(1,018)	21.4	17.2	(839)
Operating income	**11,655**	**13.3**	**9.8**	**10,290**
Impairment on financial assets (net)	(7,981)	88.9	84.7	(4,226)
Provisions (net)	(650)	28.0	25.4	(508)
Other gains (losses)	(1,365)	(35.3)	(38.8)	(2,110)
Income before tax	**1,659**	**(51.9)**	**(53.2)**	**3,446**
Income tax	276	n.m.	n.m.	(206)
Net income from ongoing operations	**1,935**	**(40.3)**	**(41.9)**	**3,240**
Net income from discontinued operations	393	59.8	50.3	246
Net income	**2,327**	**(33.2)**	**(35.1)**	**3,485**
Non-controlling interests	(651)	35.3	24.2	(481)
Net attributable profit	**1,676**	**(44.2)**	**(45.3)**	**3,004**
Adjusted (1)	(2,730)	-	-	(1,501)
Net attributable profit (adjusted) (1)	**4,406**	**(2.2)**	**(5.2)**	**4,505**
Basic earnings per share (euros)	**0.32**			**0.62**
Basic earnings per share adjusted (euros) (1)	**0.82**			**0.92**

(1) In 2011, during the fourth quarter, US goodwill impairment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in 2012, impact of Unnim badwill.

In **2012**, the BBVA Group reported a net attributable profit of €1,676m. The main feature of this result is the high quality of revenue, despite the hugely difficult and demanding background in which it has been generated. The Group has thus demonstrated for yet another year its high capacity to generate recurrent earnings, which have increased quarter-on-quarter, with an accumulated growth of 12.8% over the year. This standout performance is due to BBVA's approach to banking based on four pillars:

1. A **portfolio** model shaped by:
   a. A well balanced **diversification** in terms of geographical areas, businesses and segments, which is essential for ensuring resilience in any environment. This diversification has become increasingly important in 2012, when emerging economies contributed 56% of the gross income of the business areas.
   b. **Franchises** with leading positions in all markets in which the Group operates and with important stakes and strategic alliances in Turkey and China.
2. A **business** model based on three elements:
   a. A **retail banking** model focused on long-lasting relationships (customer-centric approach) with a very broad customer base. This ensures highly recurrent earnings and very stable funding in the form of customer deposits.
   b. A **distribution** network with a high level of capillarity: The number of branches and ATMs has continued to increase over the year.
   c. **Technology** is a pillar that has been strongly supported by BBVA in recent years to improve efficiency. A good example of this is the implementation of the technological platform in the United States.

Earnings 7

3. A **management** model based on:

   a. **Prudence** with respect to the decisions made, largely in the field of risks. In this respect it is important to note the increase in subjective nonperforming assets and in the provisions booked in Portugal in the fourth quarter of 2012.

   b. **Proactiveness** in terms of the need to anticipate events and to have the flexibility to adapt easily to them. In this respect, BBVA has been particularly active in the wholesale funding market.

   c. A **global approach**, which consists of using the whole potential of the businesses, customers and BBVA's current footprint. In 2012 insurance activity performed outstandingly well.

4. A **governance** model founded on the principles of integrity, prudence and transparency, whose primary objective is to create value for its shareholders.

Net interest income

(Million euros)



+15.0% (1)
13,152
15,122
3,173
3,213
3,284
3,482
3,594
3,741
3,877
3,910
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

(1) At constant exchange rates: +11.0%.

Net interest income

The Group's cumulative **net interest income** as of December 2012 amounted to €15,122m. This is a rise of 0.8% on the figure for the previous quarter and 15.0% compared with the same period in the previous year. This rise takes place in virtually all geographical areas. It is due, once again, to the maintenance of customer spreads and positive levels of activity in emerging economies. By business areas it is worth highlighting:

- Resilience in **Spain**, in a context of lower volumes, low interest rates and high competition for customer fund gathering thanks to BBVA's relatively better liquidity and solvency position. Overall, this area generated cumulative net interest income of €4,836m, with a rise of 10.1% compared with the figure for the same period in 2011.

Breakdown of yields and costs

	4Q12		3Q12		2Q12		1Q12	
	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost
Cash and balances with central banks	4.8	1.19	4.2	0.82	3.7	0.98	4.0	0.94
Financial assets and derivatives	26.9	2.89	26.8	2.85	27.1	2.75	26.3	2.99
Loans and advances to credit institutions	4.0	1.58	4.4	1.80	4.4	1.90	4.2	2.01
Loans and advances to customers	56.5	5.83	57.1	5.60	57.9	5.75	58.6	5.72
Euros	34.2	3.20	34.4	3.23	34.8	3.43	36.0	3.52
Domestic	28.2	3.71	28.2	3.78	29.0	3.84	29.9	3.85
Other	6.1	0.85	6.3	0.77	5.8	1.35	6.1	1.91
Foreign currencies	22.3	9.88	22.6	9.20	23.1	9.24	22.6	9.23
Other assets	7.8	0.58	7.5	0.33	6.9	0.47	6.9	0.39
Total assets	**100.0**	**4.24**	**100.0**	**4.10**	**100.0**	**4.23**	**100.0**	**4.29**
Deposits from central banks and credit institutions	17.0	2.02	19.6	1.90	17.5	2.26	14.8	2.50
Deposits from customers	45.1	1.89	43.9	1.82	45.2	1.80	47.5	1.85
Euros	23.3	1.39	22.4	1.25	23.1	1.31	25.6	1.39
Domestic	15.4	1.58	14.7	1.47	15.3	1.57	15.8	1.68
Other	7.9	1.04	7.6	0.83	7.8	0.81	9.8	0.92
Foreign currencies	21.8	2.41	21.6	2.41	22.1	2.31	22.0	2.39
Debt certificates and subordinated liabilities	16.8	2.69	15.8	2.69	16.6	2.68	17.6	2.76
Other liabilities	14.1	1.14	13.8	0.89	13.8	0.70	13.3	1.03
Equity	7.0	-	6.8	-	6.9	-	6.9	-
Total liabilities and equity	**100.0**	**1.81**	**100.0**	**1.72**	**100.0**	**1.75**	**100.0**	**1.87**
Net interest income/Average total assets (ATA)		**2.43**		**2.38**		**2.47**		**2.42**

8 Group information

Net interest income/ATA BBVA Group (Percentage)

2.37

2.42

2.47

2.38

2.43

4Q

1Q

2Q

3Q

4Q

2011

2012

• Eurasia grew 10.8% quarter-on-quarter and 5.5% year-on-year, to an accumulated total of €847m over the year. The incorporation of Garanti on March 22, 2011, the strong activity with retail customers and the favorable trend in customer spreads, particularly in Turkey (largely due to the reduction in the cost of liabilities), are behind this good performance.

• Mexico reported net interest income of €4,164m in 2012, 7.8% higher than in 2011 at constant exchange rates (up 4.4% in the quarter). The increased activity and adequate price management have enabled BBVA to offset the impact of interest rates, which are at record lows.

• Net interest income in South America continues to perform strongly, benefiting from buoyant activity and the maintenance of customer spreads. Overall, the cumulative figure for the area as of December 2012 is €4,291m, up 25.6% on the same period the previous year (excluding the exchange-rate effect). Over the last three months, growth has been 12.8%.

• In the United States, net interest income continued to be negatively affected by the Guaranty run-off, lower business volume in CIB, and the current environment of low interest rates with a practically flat curve. In contrast, the increase in the volume of loans and the year-on-year reduction in the cost of deposits had a positive impact. As a result, this heading stood at €1,682m in 2012, down 4.7% at constant exchange rates (with the fourth-quarter figure down 5.4% compared with the previous quarter).

Gross income

Positive performance in income from fees and commissions which totaled €4,353m, an increase of 8.0% on the figure for 2011. This result is underpinned by expanding activity in emerging economies and also the incorporation of Garanti. It is worth noting that this good result came despite new regulatory limitations in some geographical areas and the economic weakness in developed countries.

NTI for the twelve months of 2012 amounted to €1,767m, up 19.3% year-on-year, due mainly to the inclusion of capital gains from buybacks of securitization bonds and subordinated debt in the second and fourth quarters, respectively.

Revenue from dividends amounted to €390m, 30.6% down on the figure posted 12 months earlier. This heading basically includes the remuneration from the Group’s stake in Telefónica (temporarily suspended until November 2013) and, to a lesser extent, the dividends collected in the Global Markets area.

The good results from CNCB have boosted the performance of income by the equity method. This heading amounts to a total of €727m, 22.1% up on the figure for the same period in 2011.

Other operating income and expenses amounted to €82m. This heading continues to benefit from the positive performance of the insurance business in all the geographical areas. However, as it also includes the increased allocations to the deposit guarantee funds in the different regions where BBVA operates, it fell 60.3% over the last twelve months.

Finally, gross income, which has been growing quarter to quarter, stood at €22,441m in 2012 with growth of 12.1% year-on-year. Without taking into account the less recurrent items from NTI and dividends, this figure would be €20,284m, with growth of 12.8% over the same period.

Gross income (Million euros)

+12.1% (1)

20,028

22,441

5,130

5,022

4,508

5,368

5,265

5,806

5,512

5,858

1Q

2Q

3Q

4Q

1Q

2Q

3Q

4Q

2011

2012

(1) At constant exchange rates: +8.7%.

Gross income net of NTI and dividends (Million euros)

+12.8% (1)

17,984

20,284

4,356

4,431

4,463

4,734

4,899

5,034

5,157

5,195

1Q

2Q

3Q

4Q

1Q

2Q

3Q

4Q

2011

2012

(1) At constant exchange rates: +9.4%.

Earnings

9

Operating income

Between January and December 2012, **operating expenses** amounted to €10,786m, with a year-on-year increase of 10.8%. This is due to the investment efforts being made, basically in emerging geographical areas and in technology. The size and scale of the Group have enabled it to undertake significant investments in global technology projects, particularly in the area of transformation and innovation. They have positioned the Bank at the forefront of technological innovation in the sector. BBVA started up a number of projects in 2012, including the implementation of the new BBVA Compass technological platform in all its branches in the United States.

Progress has also been made in the Group's multichannel distribution model, of which one example is the launch of "Dinero Móvil BBVA Bancomer" in Mexico.

The following are worth highlighting in terms of number of **employees**, **branches** and **ATMs**:

- The reduction in staff of over 1,600 people in the last quarter, largely due to the sale of BBVA Puerto Rico, the restructuring plan in Unnim and the streamlining of operating circuits through the implementation of the new platform in BBVA Compass. Despite this, the number of employees, at 115,852, is 5,207 higher than at the end of 2011.

Operating costs

(Million euros)



+10.8 (1)
9,737
10,786
2,307
2,426
2,408
2,597
2,528
2,633
2,771
2,855
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

(1) At constant exchange rates +7.6%.

Efficiency



(Million euros)
Gross income
Operating cost
20,333
20,028
22,441
8,761
9,737
10,786
2010
2011
2012
Efficiency ratio
(Percentage)
44.2
48.6
48.1
2010
2011
2012

Breakdown of operating costs and efficiency calculation

(Million euros)

	2012	Δ%	2011
Personnel expenses	**5,662**	**9.1**	**5,191**
Wages and salaries	4,348	8.1	4,022
Employee welfare expenses	819	9.8	746
Training expenses and other	495	17.1	423
General and administrative expenses	**4,106**	**10.8**	**3,707**
Premises	916	9.2	839
IT	745	15.2	647
Communications	330	14.5	289
Advertising and publicity	378	2.4	369
Corporate expenses	102	(1.5)	103
Other expenses	1,201	8.8	1,104
Levies and taxes	433	21.8	356
Administration costs	**9,768**	**9.8**	**8,898**
Depreciation and amortization	**1,018**	**21.4**	**839**
Operating costs	**10,786**	**10.8**	**9,737**
Gross income	**22,441**	**12.1**	**20,028**
Efficiency ratio (Operating costs/Gross income, in %)	**48.1**		**48.6**

10 Group information

- The number of branches has also fallen during the quarter to 7,978 branches. There are two main reasons for this: the sale of the Puerto Rico business and the restructuring process in Unnim. In contrast, the number continues to grow in Latin America, where it has increased by 521 in 2012.

- Finally, there was a slight rise in ATMs in the quarter to 20,177 units as of 31-Dec-2012, despite the withdrawal from Puerto Rico and some closures in Unnim. Overall, the number rose by 1,383 units in 2012. The investment effort made by the Bank in ATMs continues to be notable, as they are considered one of the key differentiating elements in BBVA's multichannel strategy.

The above factors, combined with the good performance of revenue, mainly recurring in nature, have led to an improvement in the Group's **efficiency** ratio to 48.1% in 2012 (48.6% in 2011). It continues to be one of the lowest at global level.

As a result, **operating income** is up 13.3% over the year to €11,655m. This recurring and resilient generation of operating income has laid the sound foundations that have enabled the Bank to absorb the provisions for additional impairment in the value of its real estate assets in Spain.

Number of employees [(1)]



Spain
Mexico
South America
The United States
Rest of the world
106,976
28,416
34,082
29,608
12,801
110,645
28,934
35,950
30,724
12,798
115,852
31,697
39,244
31,493
11,287
December 2010
December 2011
December 2012

(1) Excluding Garanti.

Number of branches [(1)]



Spain
Mexico
South America
The United States
Rest of the world
7,361
3,024
1,985
1,456
752
7,457
3,016
1,999
1,567
746
7,978
3,518
1,988
1,644
707
December 2010
December 2011
December 2012

(1) Excluding Garanti.

Number of ATMs [(1)]



Spain
Mexico
South America
The United States
17,055
5,138
6,760
4,079
1,078
18,794
5,283
7,710
4,682
1,119
20,177
5,995
7,733
5,398
1,051
December 2010
December 2011
December 2012

(1) Excluding Garanti.

Operating income

(Million euros)



+13.3% (1)
10,290
11,655
2,824
2,596
2,100
2,770
2,738
3,173
2,741
3,003
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

(1) At constant exchange rates: +9.8%.

Provisions and others

Cumulative **impairment losses on financial assets** in 2012 totaled €7,981m, 88.9% higher than those posted 12 months earlier.

Impairment losses on financial assets

(Million euros)



+88.9% (1)
4,226
7,981
1,023
962
904
1,337
1,085
2,182
2,038
2,676
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

(1) At constant exchange rates: +84.7%.

Earnings
11

Loan-loss and real estate provisions[1]

(Million euros)



Other loan-loss provisions
Provisions within the scope of the RD[2]
2,888
2,939
2,394
1,253
1,371
1,334
1,236
1,297
1,635
1,568
1,061
1,123
1,060
175
174
Average 2011
1Q
2Q
3Q
4Q
2012

(1) Includes total loan-loss provisions, and foreclosed and/or asset purchases in Spain.
(2) Includes loan-loss provisions and provisions related to foreclosed and asset purchases within the scope of the Royal Decree-Laws 02/2012 and 18/2012 (RD).

Provisions amounted to €650m (€508m 12 months earlier). They basically cover early retirement costs and, to a lesser extent, transfers to provisions for contingent liabilities, allocations to pension funds and other commitments to staff.

The heading **Other gains/losses** amounted to a negative €1,365m, basically consisting of the provisions made for real estate and foreclosed or acquired assets in Spain, and the badwill generated with the Unnim operation.

In conclusion, if we add the provisions made to cover the impairment of the assets related to the real estate sector in Spain, accounted for under the headings "Impairment losses on financial assets" and "Other gains (losses)", the total amount allocated by BBVA in 2012 totals €4.4 billion, which means that the Bank complies with the requirements set out in the Royal Decree-Laws 02/2012 and 18/2012.

After announcing in the second quarter of 2012 that it was studying strategic alternatives for its pension business in Latin America, BBVA has already signed sale agreements for Afore Bancomer in Mexico and for AFP Horizonte in Colombia (having concluded the sale of Afore Bancomer in January 2013). The results of this activity are therefore classified as **discontinued operations**. The historical series have also been reconstructed to ensure they are homogeneous.

Net attributable profit

The Group's **net attributable profit** for the quarter is €20m, while the cumulative figure to December stands at €1,676m. Excluding the charge for the impairment of assets related to the real-estate sector in Spain and the badwill generated by the Unnim operation, the adjusted net attributable profit amounts to €1,061m over the quarter, with a cumulative figure of €4,406m. To sum up, the BBVA Group continues to generate sound earnings despite the difficult environment.

By **business areas**, Spain posted a €1,267m loss. Excluding the charge for the impairment of real estate assets, the area generated adjusted earnings of €1,211m. Eurasia contributed €950m, Mexico €1,821m, South America €1,347m and the United States €475m.

Lastly, earnings per share (**EPS**) from January to December 2012 stand at €0.32 (€0.82 in terms of adjusted EPS), return on total average assets (**ROA**) is 0.37% (0.81% adjusted), return on equity (**ROE**) totals 4.0% (10.5% adjusted) and return on tangible equity excluding goodwill (**ROTE**) amounts 5.0% (13.2% adjusted).

Net attributable profit[1]

(Million euros)



-2.2%[2]
4,505
4,406
1,229
1,271
978
1,026
1,127
1,247
971
1,061
1Q
2Q
3Q
4Q
2011
1Q
2Q
3Q
4Q
2012

(1) Adjusted.
(2) At constant exchange rates: -5.2%.

Earnings per share[1]

(Euros)



-10.3%
0.92
0.82
0.25
0.26
0.20
0.20
0.21
0.23
0.18
0.19
1Q
2Q
3Q
4Q
2011
1Q
2Q
3Q
4Q
2012

(1) Adjusted.

ROE[1] and ROTE[1]

(Percentage)



ROTE
ROE
23.3
16.6
16.0
11.9
13.2
10.5
2010
2011
2012

(1) Adjusted.

12

Group information

Balance sheet and business activity

At the end of **the fourth quarter of 2012**, BBVA's balance sheet and business activity reflect the trends that have been mentioned over the course of the year:

- Decline in **gross customer lending** during the quarter. Growth in activity in emerging markets is offset by the reduction in the Spain and in CIB loan portfolios.
- Positive performance in **on-balance-sheet customer funds** due mainly to the performance of the retail segment.
- Growth of **debt certificates** in the quarter and the year as a whole, basically due to new issues and promissory notes ("pagarés") placed in the retail network.
- In short, another quarter in which there has been further improvement in the Group's **liquidity** and funding structure.

Consolidated balance sheet

(Million euros)

	31-12-12	Δ%	31-12-11	30-09-12
Cash and balances with central banks	37,434	21.0	30,939	28,207
Financial assets held for trading	79,954	13.2	70,602	83,449
Other financial assets designated at fair value through profit or loss	2,853	(4.2)	2,977	3,499
Available-for-sale financial assets	71,500	23.0	58,143	71,329
Loans and receivables	383,409	0.6	381,077	394,223
Loans and advances to credit institutions	26,522	1.6	26,107	26,777
Loans and advances to customers	352,930	0.3	351,900	363,818
Other	3,957	28.9	3,069	3,629
Held-to-maturity investments	10,162	(7.2)	10,955	10,118
Investments in entities accounted for using the equity method	6,795	16.3	5,843	6,681
Tangible assets	7,785	6.2	7,330	8,396
Intangible assets	8,912	2.7	8,677	8,849
Other assets	29,056	37.4	21,145	30,696
Total assets	**637,860**	**6.7**	**597,688**	**645,447**
Financial liabilities held for trading	55,927	9.0	51,303	58,740
Other financial liabilities at fair value through profit or loss	2,516	37.9	1,825	2,491
Financial liabilities at amortized cost	506,487	5.5	479,904	507,764
Deposits from central banks and credit institutions	106,511	15.1	92,503	112,738
Deposits from customers	292,716	3.7	282,173	288,709
Debt certificates	87,198	6.4	81,930	85,053
Subordinated liabilities	11,845	(23.2)	15,419	13,636
Other financial liabilities	8,216	4.3	7,879	7,626
Liabilities under insurance contracts	9,032	16.7	7,737	8,994
Other liabilities	20,095	19.2	16,861	23,709
Total liabilities	**594,057**	**6.5**	**557,630**	**601,697**
Non-controlling interests	2,373	25.3	1,893	2,260
Valuation adjustments	(2,183)	(21.7)	(2,787)	(2,300)
Shareholders' funds	43,614	6.5	40,952	43,789
Total equity	**43,803**	**9.3**	**40,058**	**43,750**
Total equity and liabilities	**637,860**	**6.7**	**597,688**	**645,447**
Memorandum item:				
Contingent liabilities	39,540	(0.9)	39,904	40,062

Balance sheet and business activity 13

- Positive impact of **exchange rates** during the year, though negative in the quarter.

Loans and advances to customers

At the end of 2012, **gross customer lending** amounted to €367 billion, up 1.7% year-on-year and down 2.6% on the figure for the end of September 2012. Apart from the buoyant activity in emerging geographical regions, the incorporation of balances from Unnim and the positive exchange-rate effect also have a positive impact on this year-on-year growth. These effects outweigh the reduced activity in Spain and in the Group's CIB portfolios. However, the lower figures during the quarter were prompted by the sharper fall in lending in Spain during the last months of the year and the negative impact of exchange rates.

Customer lending (gross)

(Billion euros)



348
361
367
+1.7% (1)
December 2010
December 2011
December 2012

(1) At constant exchange rates: +1.0%.

Thus, the trend in lending in the **business areas** is along the same lines seen during the whole of 2012:

- The deleveraging process taking place in **Spain**, and which has been more acute in the latter part of the year, has been partly offset by the incorporation of Unnim balances at the end of July 2012, and the setting up of the fund to finance payments to suppliers. Overall, gross customer lending in the area is down 1.5% year-on-year and 3.9% quarter-on-quarter.
- Performance in **Eurasia** has been mixed: on the one hand, the wholesale segment in Europe and Asia, and, on the other hand, the retail portfolio, mainly focused on BBVA's stake in Garanti. Lending activity in CIB fell by 29.9% over the year, due on the one hand to the economic slowdown and, on the other hand, to its selective growth strategy in certain customers and portfolios. In contrast,

Customer lending

(Million euros)

	31-12-12	∆%	31-12-11	30-09-12
Domestic sector	**190,817**	**(0.8)**	**192,442**	**198,583**
Public sector	25,399	(0.4)	25,509	27,614
Other domestic sectors	165,417	(0.9)	166,933	170,969
Secured loans	105,664	6.5	99,175	107,100
Commercial loans	5,926	(10.5)	6,620	5,176
Financial leases	4,245	(14.3)	4,955	4,413
Other term loans	36,457	(12.9)	41,863	39,074
Credit card debtors	1,666	3.1	1,616	1,584
Other demand and miscellaneous debtors	2,857	(2.8)	2,939	2,497
Other financial assets	8,603	(11.9)	9,766	11,125
Non-domestic sector	**156,312**	**2.0**	**153,222**	**158,966**
Secured loans	61,811	1.9	60,655	63,118
Other loans	94,500	2.1	92,567	95,848
Non-performing loans	**20,287**	**29.7**	**15,647**	**19,834**
Domestic sector	15,159	37.3	11,042	15,137
Non-domestic sector	5,128	11.4	4,604	4,697
Customer lending (gross)	**367,415**	**1.7**	**361,310**	**377,383**
Loan-loss provisions	(14,485)	53.9	(9,410)	(13,565)
Customer lending (net)	**352,930**	**0.3**	**351,900**	**363,818**

14 Group information

gross lending to customers from Garanti is up 15.1% in the same period. At year-end, the loan book for the area had fallen 6.4% in the quarter and 13.0% year-on-year.

- **Mexico** has maintained the rate of growth seen in previous quarters, largely stemming from retail portfolios. Growth is particularly significant in consumer finance and cards and in small businesses. As a result, the area's lending has shown positive performance both over the last three months and for the year (up 1.4% and 8.6%, respectively, at constant exchange rate).

- **South America** continues to post significant growth in all geographical areas and in practically all portfolios, although the excellent performance in the retail segment is worth pointing out. Overall, lending is up 5.7% in the quarter and 18.6% over the year (at constant exchange rates).

- **The United States** has once again performed strongly, underpinned by the positive trend in new production reported by BBVA Compass in its target portfolios, i.e. in commercial loans and residential real estate. Therefore, and despite the continued slump in the construction real estate sector, the loan book in BBVA Compass has grown 4.1% since the end of 2011 and 0.2% since the end of September 2012 (at constant exchange rate).

In short, a **domestic sector** experiencing steadily declining quarter after quarter, against a **non-domestic sector** benefiting from the good performance in emerging economies.

Lastly, **non-performing loans** have shown an upward trend since the end of 2011 and are up 29.7% year-on-year and 2.3% quarter-on-quarter. As stated in the previous quarter, this trend is caused above all by the performance in the domestic sector, which is strongly impacted by the deterioration in the euro zone economy and, particularly, in Spain. Furthermore, since the end of July this heading has also included Unnim balances, though it is important to stress once again that they have a high coverage ratio, and part of them are guaranteed by an asset protection scheme (EPA). Meanwhile, the year-on-year increase in NPA ratios in the non-domestic sector are mainly due to the exchange-rate effect and the classification as subjective NPLs of specific risks in Portugal.

Customer funds

As of 31-Dec-2012, **customer funds** total €452 billion. This heading is up 6.0% year-on-year and 0.7% quarter-on-quarter.

The most relevant aspect is still the positive performance of **on-balance-sheet customer funds**, i.e. customer deposits plus promissory notes, in practically all geographical areas

Customer funds
(Million euros)

	31-12-12	∆%	31-12-11	30-09-12
Deposits from customers	**292,716**	**3.7**	**282,173**	**288,709**
Domestic sector	**141,169**	**3.4**	**136,519**	**142,561**
Public sector	21,807	(22.9)	28,302	27,800
Other domestic sectors	119,362	10.3	108,217	114,761
Current and savings accounts	48,208	9.0	44,215	47,188
Time deposits	61,973	26.2	49,105	57,236
Assets sold under repurchase agreement and other	9,181	(38.4)	14,897	10,337
Non-domestic sector	**151,547**	**4.0**	**145,655**	**146,148**
Current and savings accounts	98,169	15.2	85,204	91,413
Time deposits	48,691	(8.8)	53,399	50,016
Assets sold under repurchase agreement and other	4,688	(33.5)	7,051	4,719
Other customer funds	**159,285**	**10.4**	**144,291**	**160,113**
Mutual funds	41,371	5.3	39,294	41,404
Pension funds	89,776	14.1	78,648	91,081
Customer portfolios	28,138	7.0	26,349	27,629
Total customer funds	**452,001**	**6.0**	**426,464**	**448,823**

Balance sheet and business activity 15

where BBVA operates, and above all from the retail segment .

Customer funds

(Billion euros)



422
426
452
+6.0% (1)
146
144
159
Other customer funds
Deposits from customers
276
282
292
December 2010
December 2011
December 2012

(1) At constant exchange rates: +4.3%.

On-balance sheet customer funds. Other domestic sectors (1)

(Billion euros)



+22.1%
Current and savings accounts
Time deposits
Promissory notes
96.9
97.3
99.7
112.0
118.3
44.2
43.6
46.2
47.2
48.2
49.1
49.3
48.3
57.2
62.0
3.6
4.4
5.2
7.6
8.1
December 2011
March 2012
June 2012
September 2012
December 2012

(1) Including promissory notes sold by the retail network and excluding repos and other.

As of 31-Dec-2012, BBVA managed a volume of €293 billion in **customer deposits**, excluding promissory notes, which means growth of 3.7% year-on-year and 1.4% quarter-on-quarter. These balances have grown quarter-to-quarter in both the domestic and non-domestic sectors, fueled by the strong performance in the typical headings of the retail segment, i.e. current and saving accounts and time deposits. Consequently, and despite the difficult economic environment, BBVA continues to demonstrate its great capacity to gather customer funds thanks to the high capillarity of its commercial network.

Off-balance-sheet customer funds stood at €159 billion at the end of December, up 10.4% year-on-year and practically at the same level as the end of September 2012.

In **Spain**, BBVA still holds the leading position in assets under management, in both pension and mutual funds. In pension funds, its market share stands at 19.1%, according to the latest information available as of September 2012. Its market share in mutual funds stands at 17.5%, according to November data, i.e. 48 basis points above the figure for the same date in 2011. In the **non-domestic** sector, there continues to be widespread increases in assets under management in mutual funds and customer portfolios.

Equity

BBVA's **equity** amounted to €43,803m at the end of the year, virtually at the same level as of September 2012.

Other customer funds

(Million euros)

	31-12-12	Δ%	31-12-11	30-09-12
Spain	**51,915**	**3.0**	**50,399**	**50,492**
Mutual funds	19,116	(2.5)	19,598	18,987
Pension funds	18,313	6.3	17,224	17,695
Individual pension plans	10,582	6.6	9,930	10,075
Corporate pension funds	7,731	6.0	7,294	7,620
Customer portfolios	14,486	6.7	13,578	13,810
Rest of the world	**107,370**	**14.4**	**93,892**	**109,622**
Mutual funds and investment companies	22,255	13.0	19,697	22,417
Pension funds	71,463	16.3	61,424	73,386
Customer portfolios	13,652	6.9	12,771	13,819
Other customer funds	**159,285**	**10.4**	**144,291**	**160,113**

16 Group information

Capital base

The most relevant events with respect to the Group's capital base in the **fourth quarter of 2012** are:

- The previous quarter's Basel II **core capital** ratio (10.8%) has been maintained, and the EBA's capital recommendations have continued to be complied with.
- **Risk-weighted assets** (RWA) have fallen as a result of the sale of the business in Puerto Rico, the decline in activity in Spain and the reduction in portfolios with CIB customers.
- **Tier II** capital has decreased, due to the repurchase of subordinated debt by the Group.
- In addition to the above, there is a negative **exchange-rate** effect that has impacted the capital base as well as the RWA.

At the close of 2012, the Group's **capital base** is at practically the same level as at the close of 2011, at €42,836m, with a 3.7% decrease over the quarter. The main effects to take into account in the last three months of the year are the aforementioned repurchase of subordinated debt and the negative exchange-rate impact. In contrast, the effect of foreign currencies on the Group's capital base is positive in year-on-year terms.

RWA amounted to €329,033m, with a year-on-year decline of 0.5% and 1.8% over the quarter. The deleveraging process in Spain, reduced activity with wholesale customers and the sale of the Puerto Rico subsidiary have countered the positive effects on this item, such as the strength of the banking business in emerging countries and the incorporation of Unnim.

Breaking down the capital base by its different components, **core capital** at €35,451m remains at levels similar to the previous quarter, and 3.8% up on the figure posted 12 months previously. The core and Tier I ratios at 10.8% are also practically the same as at the close of the third quarter, and 45 basis points up on the figures at the close of 2011.

Core capital evolution (BIS II Regulation) (Million euros and percentage)


Core capital
Core capital (%)
17,898
6.2
23,191
8.0
30,097
9.6
34,161
10.3
35,451
+3.8%
10.8
December 2008
December 2009
December 2010
December 2011
December 2012

Capital base (BIS II Regulation)

(Million euros)

	31-12-12	30-09-12	30-06-12	31-03-12	31-12-11
Core capital	35,451	36,075	35,924	35,290	34,161
Capital (Tier I)	35,451	36,075	35,924	35,290	34,161
Other eligible capital (Tier II)	7,386	8,393	6,841	8,241	8,609
Capital base	42,836	44,467	42,765	43,531	42,770
Risk-weighted assets	329,033	335,203	332,036	329,557	330,771
BIS ratio (%)	13.0	13.3	12.9	13.2	12.9
Core capital (%)	10.8	10.8	10.8	10.7	10.3
Tier I (%)	10.8	10.8	10.8	10.7	10.3
Tier II (%)	2.2	2.5	2.1	2.5	2.6

Capital base 17

Finally, Tier II amounted to €7,386m as of 31-Dec-2012, with a decline of €1,007m on the figure as of 30-Sep-2012 due to the repurchase of subordinated debt mentioned above. This represents a fall of 14.2% on the amount registered 12 months previously. As a result, the Tier II ratio closed the quarter at 2.2%.

Finally, the BBVA Group’s BIS II ratio closed 2012 at 13.0%, and continues above the minimum 9% capital ratio required by the EBA.

Ratings

Ratings

Long term

Short term

Financial strength

Outlook

Moody’s

Baa3

P-3

D+

Negative

Fitch

BBB+

F-2

bbb+

Negative

Standard & Poor’s

BBB–

A-3

- Negative

DBRS

A

R-1 (low)

- Negative

18 Group information

Risk management

Credit risk

The most significant aspects in the **fourth quarter of 2012** as regards risk management are summarized below:

- The Group's NPA ratio rose due to the macroeconomic situation mentioned earlier and the reduction in lending.
- There was a new increase in provisions in Spain to cover the gradual impairment of real estate portfolios and assets within the scope of the Royal Decree-Laws 02/2012 and 18/2012, in order to fully comply with the provisions of these two laws. In the rest of the geographical areas, asset quality was stable or improved.

As a result, the Group ended 2012 with its main risk indicators as expected and comparing positively with those of most of its peers. As of 31-Dec-2012, the NPA ratio stood at 5.1%, the coverage ratio at 72% and the cumulative risk premium at 2.16%.

The evolution of **total risks** with BBVA Group customers (also taking into account contingent liabilities) amounted to €407,126m as of 31-Dec-2012, a 2.5% decline over the quarter, due to the deleveraging process underway in Spain, the reduction in the CIB loan book and the unfavorable impact of the dollar and the Mexican peso on the portfolios in the U.S. and Mexico. Strong activity in emerging countries has not counterbalanced these reductions in risk. However, it has

Credit risk management (1)

(Million euros)

	31-12-12	30-09-12	30-06-12	31-03-12	31-12-11
Non-performing assets	20,603	20,114	16,481	16,096	15,866
Total risks	407,126	417,405	409,145	400,553	400,709
Provisions	14,804	13,877	10,822	9,726	9,688
Specific	9,752	9,687	7,744	6,666	6,471
Generic and country-risk	5,052	4,190	3,078	3,061	3,218
NPA ratio (%)	5.1	4.8	4.0	4.0	4.0
NPA coverage ratio (%)	72	69	66	60	61

(1) Including contingent liabilities.

Variations in non-performing assets

(Million euros)

	4Q12	3Q12	2Q12	1Q12	4Q11
Beginning balance	**20,114**	**16,481**	**16,096**	**15,866**	**15,970**
Entries	4,041	3,674	3,717	3,092	3,610
Recoveries	(2,400)	(1,919)	(2,090)	(1,882)	(2,752)
Net variation	**1,642**	**1,755**	**1,627**	**1,210**	**858**
Write-offs	(1,172)	(1,096)	(1,121)	(1,006)	(1,138)
Exchange rate differences and other	19	2,974	(121)	26	176
Period-end balance	**20,603**	**20,114**	**16,481**	**16,096**	**15,866**
Memorandum item:					
Non-performing loans	20,287	19,834	16,243	15,880	15,647
Non-performing contingent liabilities	317	280	238	216	219

Risk management 19

risen 1.6% over the year due mainly to the incorporation of Unnim.

Non-performing assets ended the year at €20,603m, up 2.4% on the figure posted at the close of September, when it already included the amounts from Unnim. The NPA ratio continued to worsen in Spain, in line with existing forecasts.

Non-performing assets

(Million euros)

15,866 16,096 16,481 20,114 20,603 +2.4%

December 2011 March 2012 June 2012 September 2012 December 2012

In terms of variations in NPA over the fourth quarter of 2012, both additions and recoveries increased, although additions have grown at a slower pace than recoveries, resulting in an improvement in the ratio of recoveries to additions to NPA to 59.4% (as of the fourth quarter of 2012). Most additions to NPA have been subjective in nature.

The Group’s NPA ratio at the end of December 2012 stood at 5.1%, up 24 basis points over the quarter and 110 points over the year. Of this rise, 56 basis points are the result of the aforementioned integration of Unnim; the rest is mainly due to the

Recoveries over entries NPA

(Percentage)

76.2 60.9 56.2 52.2 59.4

4Q 1Q 2Q 3Q 4Q

2011 2012

NPA and coverage ratios

(Percentage)

Coverage 61 60 66 69 72

Ratio NPA ratio 4.0 4.0 4.0 4.8 5.1

December 2011 March 2012 June 2012 September 2012 December 2012

worsening economic situation in Spain, combined with the financial deleveraging process in the country. As a result, the ratio stood at 6.9% as of 31-Dec-2012. In Mexico the NPA ratio fell to 3.8%. In Eurasia it stands at 2.8%. In the United States it fell once again to 2.4% thanks to the ongoing improvement in the area’s asset quality (3.5% as of 31-Dec-2011). Finally, the ratio dropped slightly in South America from 2.2% at the end of September to 2.1%, according to data at the close of 2012.

Coverage provisions for customer risk increased to €14,804m, up 6.7% on the figure at the close of September and 52.8% on December 31, 2011. The rise is mainly due to a significant increase in provisions in Spain and, in the year-on-year figure, also to the incorporation of Unnim. As a result, the Group’s coverage ratio has improved by 3 percentage points over the quarter and 11 points over the year, to 72%. By business areas, Spain and South America increased their ratios to 67% and 146%, respectively, while United States closed at 90%, Mexico at 114% and Eurasia at 87%.

Exposure to the real estate sector in Spain

BBVA’s exposure to the real estate sector in Spain is ring-fenced and fell by €481m over the quarter. The most relevant aspect, as in previous quarters, continues to be the increase in provisions to cover the additional impairment in the value of assets associated with the real estate industry owing to the country’s worsening macroeconomic situation. Following the effort made in loan-loss provisions, at the close of 2012 the Group complies with the requirements imposed by Royal Decree-Laws 02/2012 and 18/2012.

20 Group information

Coverage of real estate exposure in Spain

(Million of euros as of 31-Dec-12)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	8,906	3,854	43
NPL	6,814	3,123	46
Substandard	2,092	731	35
Foreclosed real estate and other assets	12,059	6,186	51
From real estate developers	8,894	4,893	55
From dwellings	2,512	1,020	41
Other	653	273	42
Subtotal	**20,965**	**10,040**	**48**
Performing	6,452	1,788	28
With collateral	5,839		
Finished properties	3,573		
Construction in progress	854		
Land	1,412		
Without collateral and other	613		
Real estate exposure	**27,417**	**11,828**	**43**

Real estate exposure and coverage in Spain (Million euros)


Total real estate exposure
Total provisions
Coverage
27,898
37%
10,291
30-09-12
27,417
43%
11,828
31-12-12

As a result of the above, there has been an increase in the real estate coverage ratio by 6 percentage points over the quarter to 43%.

Economic capital

Attributable **economic** risk **capital** (ERC) consumption amounted to €36,062m as of the close of December 2012, a decrease of 0.3% on the figure for 30-Sep-2012.

As is to be expected from BBVA's profile, the largest allocation to ERC (58.3%) relates to **credit** risk on portfolios originated in the Group's branch network from its own customer base. A 2.2% increase has been posted in the quarter, originated in the trading business of the Assets and Liabilities Committee (ALCO) and the South America loan book.

Equity risk, which refers basically to the portfolio of holdings in industrial and financial companies, the stake in CNCB, and consumption of economic capital from goodwill, has maintained its proportion stable in relation to total risks (19.4%).

Structural balance-sheet risk, originated from the management of structural interest-rate risk and exchange-rate risk, accounts for 7.9% of ERC, and rose 5.3% over the last quarter.

Operational risk increased by 2.4%, and its relative weight accounts for 5.8%, while **fixed-asset** risk declined by 17.0% due to the provisions made. It accounts for 5.3% of total ERC consumption.

Finally, **market** risk, which is of less importance given the nature of the business and BBVA's policy of minimal proprietary trading, reduced its relative weight over the quarter to 2.5%.

Risk management 21

The BBVA share

Sovereign risk continued to ease in the **final quarter of 2012**, initially due to the ECB's announcement of the sovereign bond buyback program, subject to conditionality and a previous request by the country. Also, additional tranches of aid granted to Greece have been paid and measures designed to strengthen the Economic and Monetary European Union have been announced, such as making the ECB the sole supervisor for most of the European financial system. These factors have helped stock markets enjoy a positive trend (the Stoxx 50 has gained 2.4% over the quarter), and have benefited peripheral countries in particular (the Ibex 35 rose 6.0% over the same period).

As far as the fundamentals of the **financial sector** are concerned, although the trends seen in previous quarters have continued (pressures on margins and deterioration in asset quality, more significant in peripheral countries), there have been no significant negative surprises. As a result, the financial sector has reported a better relative performance (the Stoxx Banks and Euro Stoxx Banks indices have performed similarly, with quarter-on-quarter gains of 10.5% and 10.6%, respectively).

BBVA's results in the third quarter of 2012 were slightly above consensus. They were favourable perceived by analysts even if they did not translate into a change in analyst recommendations. At the operating level, analysts took a positive view of the Bank's strong revenue figures, even though costs and provisions grew more than expected. The Group once more surprised observers by its capacity to generate earnings in its international businesses and its solvency and liquidity levels. In Spain, net interest income was particularly strong. Analysts have also underlined the strength of earnings in South America and Mexico, and in particular the trend in recurring revenue. Furthermore, reaction to the announcement of the agreement reached for the sale of Administradora de Fondos para el Retiro, Bancomer S.A. de CV in Mexico and BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. in Colombia, has largely been positive. Analysts consider that the sale of the pension business makes strategic sense and has an attractive valuation. It has limited synergies with the core business of the Group and investors have shown a strong buying interest.

Taking all these factors into account, **BBVA's share** price gained 13.9% over the quarter, closing at €6.96 per share, a market capitalization of €37,924m. This represents a price/book value ratio of 0.9, a P/E of 21.5 (calculated on the Group's net attributable profit for 2012) and a dividend yield of 6.0%(calculated according to the average dividend per share estimated for 2012 by a consensus of Bloomberg analysts and the share price as of December 31). The improvement in the BBVA share is much greater than the increase in the Ibex 35 (up 6.0%) and than that of the sector in the euro zone (Euro Stoxx Banks: +10.6%). Against the current backdrop, the market takes a positive view of the Group's sound capital position and its recurrent earnings.

The average daily **volume** of shares traded in the fourth quarter of 2012 was 53 million and the average daily amount was €339m.

As regards **shareholder remuneration**, on December 19 the Group announced it would be paying an interim dividend against 2012 results of €0.10 per share. The payment was made on 10-Jan-2013.

The BBVA share and share performance ratios

	31-12-12	30-09-12
Number of shareholders	1,012,864	1,007,410
Number of shares issued	5,448,849,545	5,382,108,140
Daily average number of shares traded	52,880,032	90,201,068
Daily average trading (million euros)	339	516
Maximum price (euros)	7.06	6.75
Minimum price (euros)	5.82	4.31
Closing price (euros)	6.96	6.11
Book value per share (euros)	8.04	8.13
Market capitalization (million euros)	37,924	32,901
Price/Book value (times)	0.9	0.8
PER (Price/Earnings; times)	21.5	15.6
Yield (Dividend/Price; %)	6.0	6.9

Share price index

(31-12-11=100)



BBVA
Stoxx 50
Europe Stoxx Banks
140
130
120
110
100
90
80
70
60
50
31-12-11
31-03-12
30-06-12
30-09-12
31-12-12

22 Group information

Corporate responsibility

The BBVA business model, based on adjusting return to principles, means the Bank has an outstanding capacity to generate sustainable value for its stakeholders over time. The Group continues to implement initiatives inspired by the core principles of the Strategic CR Plan, which are outlined later in this report.

In the field of business information and reporting to stakeholders, Lundquist Consulting has placed the Group as the best Spanish company in online CR communication and the eighth best in Europe, on the basis of its contents, user experience and continued commitment. The "bancaparatodos" website, the "BBVA Suma" digital donations platform and the integrated reporting model used by the Bank have been the most highly valued aspects.

The CR milestones for the **final quarter of 2012** were as follows:

Financial Inclusion

Banco de Ahorro y Crédito ADOPEM and the BBVA Microfinance Foundation have signed a strategic alliance to work together toward promoting the economic and social development of underprivileged people in the Dominican Republic. This alliance will enable the two companies to combine their experience, management and technology with the aim of extending the accessibility and quality of financial services, serving more people with more and better products adapted to their needs.

The work of the BBVA Microfinance Foundation has been acknowledged by the Principles for Social Investment Secretariat and the Global Compact of the United Nations. The Foundation received the Social Investment Pioneers award in the Social Business category, on the strength of its contribution to the development of the communities in which it operates.

Financial Literacy

BBVA has launched a new edition of its "Valores de futuro" (Future values) campaign for the 2012-2013 academic year. This program is designed for elementary school children and those in the first three years of ESO (following elementary school) in Spain and Portugal. The goal is to address the use of money within the educational curriculum and to foster values such as prudence, responsibility and solidarity.

Responsible Banking

Environment. Campus La Moraleja, which is the BBVA Group's training center in Madrid, has been awarded the LEED Gold certification, the most prestigious standard for sustainable construction worldwide. BBVA, which launched its Global Eco-efficiency plan in 2008, continues to develop initiatives for the optimization of natural resources and maintains its commitment to sustainable development.

Human Resources. BBVA Colombia organized a huge "First BBVA Volunteers Day". A variety of community support and environmental care activities were carried out in several parts of the country.

Community Involvement

In the field of social entrepreneurship, the Momentum Project 2012 organized the Social Investment Day. During the event, social entrepreneurs presented their development plans with the aim of seeking finance for continued growth. As in last year's event, BBVA provided an investment vehicle to finance the most promising projects through long-term loans (8 years) with special terms and discounted rates. The Momentum Project was also held for the first time in Mexico.

The Teacher Action Prize awards were granted again in 2012. This is an initiative organized by the Foundation of Aid against Drug Addiction (FAD), the Spanish National Commission for Cooperation with UNESCO, and BBVA. The aim of the initiative is to provide information to society about relevant experiences and educational projects promoted and developed by teachers at educational centers in Spain.

BBVA in the Sustainability Indices

BBVA has a prominent position in the main sustainability indices at international level. The weightings as of December 31, 2012 were as follows:

Main sustainability indices in which BBVA participates

		Weighting (%)
Dow Jones Sustainability Indexes	DJSI World	0.59
	DJSI Europe	1.38
	DJSI Eurozone	2.86
vigeo rating	ASPI Eurozone Index	2.13
	Ethibel Sustainability Index Excellence Europe	1.45
	Ethibel Sustainability Index Excellence Global	1.02
MSCI	MSCI World ESG Index	0.42
	MSCI World ex USA ESG Index	0.84
	MSCI Europe ESG Index	1.45
	MSCI EAFE ESG Index	0.94
FTSE4Good	FTSE4Good Global	0.37
	FTSE4Good Global 100	0.60
	FTSE4Good Europe	0.85
	FTSE4Good Europe 50	1.40

Further information and contact details, please visit www.bancaparatodos.com

Corporate responsibility 23

Business areas

In this section we discuss the more significant aspects of the activities and earnings of the Group’s different business areas, along with those of the main units within each, plus Corporate Activities. Specifically, we deal with the income statement, the balance sheet and the main ratios: efficiency, NPA ratio, NPA coverage ratio and risk premium.

In 2012 the main change in the reporting structure of the business areas of the BBVA Group has been the transfer to the United States of the assets and liabilities of a branch in Houston, which previously belonged to Mexico (BBVA Bancomer). This has been done taking into account the geographical nature of the Group’s reporting structure. In addition, changes have been made that affect other areas and which owing to their irrelevant nature need no comment.

Thus, the composition of the business areas in 2012 is very similar to that existing in the previous year:

• Spain, which includes: The retail network, with the segments of individual customers, private banking, and small businesses in the domestic market; Corporate and Business Banking (CBB), which handles the needs of SMEs, corporations, government and developers in the country; Corporate & Investment Banking (CIB), which includes activity with large corporations and multinational groups; Global Markets (GM), with the trading floor and distribution business in the domestic market; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain).

• Eurasia, which includes business in the rest of Europe and Asia. Europe includes BBVA Portugal, Consumer Finance Italia and Portugal, the retail business of the branches in Paris, London and Brussels, the wholesale activity carried out in the region (excluding Spain) and Turkey (including the stake in Garanti). Asia includes all the retail and wholesale business in that continent and the stake in CNCB and CIFH.

• Mexico: includes the banking, pensions and insurance businesses in the country.

• The United States: encompasses the Group’s business in the United States.

• South America: includes the banking, pensions and insurance businesses in South America.

As well as the units indicated, all the areas also have allocations of other businesses that also include eliminations and other items not assigned to the units.

Finally, the Corporate Activities area includes the rest of items that are not allocated to the business areas, as in previous years.

These basically include the costs of headquarters with a strictly corporate function, certain allocations to provisions such as early retirements and others also of a corporate nature. Corporate Activities also performs financial management functions for the Group as a whole; essentially management of asset and liability positions for interest rates in the euro-denominated balance sheet and for exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risk in currencies other than the euro is recorded in the corresponding business areas. Lastly, it includes certain portfolios and assets not linked to customers, with its corresponding revenues and costs, such as the industrial and financial holdings and the Group’s real estate assets in Spain assigned to headquarter services and foreclosed or purchased assets.

In addition, supplementary information is provided of the global business (formerly called Wholesale Banking & Asset Management –WB&AM– and now Corporate & Investment Banking) carried out by the BBVA Group. This aggregate does not include the asset management business. This aggregate of businesses is considered relevant to better understand the BBVA Group because of the customers served, the type of products offered and the risks undertaken.

Furthermore, as usual in the case of The Americas, both constant and current exchange rates have been applied when calculating year-on-year variations.

The Group compiles reporting information by areas on a level as disaggregated as possible, and all data relating to the businesses these units manage is recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group at higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

• Capital: Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. These targets have two levels: the first is core equity, which determines the capital allocated. This amount is used as a basis for calculating the profitability of each business. The second level is total capital, which determines the additional allocation in terms of subordinate debt and preferred securities. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions,

24 Business areas

operational risk and fixed asset and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II capital accord, with economic criteria prevailing over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability across units. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the profitability by client, product, segment, unit or business area.

- **Internal transfer prices**: Internal transfer rates are applied to calculate the net interest income of each business, on both the assets and liabilities. These rates are composed of a market rate that depends on the revision period of the operation, and a liquidity premium that reflects the conditions and prospects of the financial markets in this area. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

Recurrent economic profit by business area

(January-December 2012. Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Spain	1,841	620
Eurasia	984	378
Mexico	1,853	1,245
South America	1,081	684
The United States	283	(36)
Corporate Activities	(864)	(884)
BBVA Group	**5,178**	**2,007**

- **Assignment of operating expenses**: Both direct and indirect costs are assigned to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

- **Cross selling:** in some cases, consolidation adjustments are required to eliminate shadow accounting entries in the results of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas					
	BBVA Group	Spain	Eurasia	Mexico	South America	The United States	Corporate Activities
2012							
Net interest income	15,122	4,836	847	4,164	4,291	1,682	(697)
Gross income	22,441	6,784	2,210	5,758	5,363	2,395	(69)
Operating income	11,655	3,967	1,432	3,586	3,035	812	(1,176)
Income before tax	1,659	(1,841)	1,054	2,225	2,240	667	(2,686)
Net attributable profit	**1,676**	**(1,267)**	**950**	**1,821**	**1,347**	**475**	**(1,649)**
Net attributable profit (adjusted) (1)	**4,406**	**1,211**	**950**	**1,821**	**1,347**	**475**	**(1,397)**
2011							
Net interest income	13,152	4,391	802	3,776	3,161	1,635	(614)
Gross income	20,028	6,328	1,961	5,321	4,101	2,324	(8)
Operating income	10,290	3,541	1,313	3,385	2,208	827	(984)
Income before tax	3,446	1,897	1,176	2,146	1,671	(1,020)	(2,425)
Net attributable profit	**3,004**	**1,352**	**1,031**	**1,711**	**1,007**	**(691)**	**(1,405)**
Net attributable profit (adjusted) (1)	**4,505**	**1,480**	**1,031**	**1,711**	**1,007**	**320**	**(1,043)**

(1) In 2011, during the fourth quarter, US goodwill impairment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in 2012, impact of Unnim badwill.

Business areas 25

Spain

Income statement

(Million euros)

Spain

2012 Δ% 2011

Net interest income 4,836 10.1 4,391

Net fees and commissions 1,607 10.0 1,461

Net trading income (13) n.m. 11

Other income/expenses 355 (23.6) 464

Gross income 6,784 7.2 6,328

Operating costs (2,818) 1.1 (2,787)

Personnel expenses (1,679) (0.5) (1,687)

General and administrative expenses (1,043) 4.0 (1,002)

Depreciation and amortization (96) (1.9) (98)

Operating income 3,967 12.0 3,541

Impairment on financial assets (net) (5,710) 233.6 (1,711)

Provisions (net) and other gains (losses) (98) n.m. 68

Income before tax (1,841) n.m. 1,897

Income tax 575 n.m. (546)

Net income (1,267) n.m. 1,352

Non-controlling interests (1) 106.4 (0)

Net attributable profit (1,267) n.m. 1,352

Adjusted (1) (2,478) - (128)

Net attributable profit (adjusted) (1) 1,211 (18.2) 1,480

(1) In 2011 and 2012, impairment charge related to the deterioration of the real estate sector.

Balance sheet

(Million euros)

Spain

31-12-12 Δ% 31-12-11

Cash and balances with central banks 11,427 (14.5) 13,373

Financial assets 77,867 12.9 68,974

Loans and receivables 221,906 (1.6) 225,480

Loans and advances to customers 200,568 (4.3) 209,543

Loans and advances to credit institutions and other 21,338 33.9 15,937

Inter-area positions - - -

Tangible assets 823 (8.9) 903

Other assets 5,127 57.4 3,257

Total assets/Liabilities and equity 317,151 1.7 311,987

Deposits from central banks and credit institutions 52,274 17.2 44,592

Deposits from customers 126,777 10.4 114,832

Debt certificates 8,222 124.2 3,668

Subordinated liabilities 2,999 (48.2) 5,788

Inter-area positions 44,250 (32.4) 65,471

Financial liabilities held for trading 53,157 9.9 48,351

Other liabilities 17,361 (7.3) 18,727

Economic capital allocated 12,110 14.7 10,558

26 Business areas

Spain highlights in the fourth quarter

- A further significant increase in provisions.
- Favorable trend in customer deposits.
- Market share gain of customer funds.
- BBVA Spain, the best global bank according to *The Banker*.

Significant ratios

(Percentage)

	Spain		
	31-12-12	30-09-12	31-12-11
Efficiency ratio	41.5	41.0	44.0
NPA ratio	6.9	6.5	4.8
NPA coverage ratio	67	59	44
Risk premium	2.66	2.31	0.78

Industry Trends

In the **fourth quarter of 2012**, the commercial activity of Spanish credit institutions continued to face a very complex environment marked by the uncertainty surrounding the macroeconomic situation, high pressure on margins and low activity levels. In addition, the sector's NPA ratio continues to increase. At the end of November, the ratio hit 11.4%, according to Bank of Spain data.

The fourth quarter was also a key time in terms of the progress made in the **restructuring of the Spanish financial system**, with the culmination of several stages of the schedule set in the Memorandum of Understanding (MoU):

- Last November, the European Commission approved the restructuring plans of the four Spanish banks taken into administration. According to the Commission, the four will need an injection of €37 billion in public funds, less than the €52.5 billion needed according to the stress test conducted by Oliver Wyman on these four banks. The one taking most of the public aid is Bankia, which requires €18 billion, 49% of the total. In exchange, the Commission requires the banks to reduce their assets as of 2010 by 60% before 2017.
- The banks included initially in Group 3 have managed to meet their capital needs independently.
- December 20 saw the approval of the recapitalization plans of the banks included in Group 2. The total capital they will receive is estimated at €1,865m. As in the case of the banks taken into administration, they will have to reduce the assets on their balance sheets as of December 31, 2010 by between 25% and 40% (depending on the bank) before 2017.
- The asset management company SAREB was set up on November 28, and the transfer of toxic assets by the nationalized banks was completed on December 31. Specifically, it has received €36,695m from BFA Bankia, Catalunya Banc, NCG Banco and Banco de Valencia, which in exchange have received senior debt issued by SAREB and guaranteed by the Estate. The transfer of assets for Group 2 will take place during the first quarter of 2013 and will require a new capital increase and the issue of subordinated debt, which will be subscribed by the current shareholders and by new ones who join.
- On November 27, the Fund for the Orderly Restructuring of the Banking Sector (FROB) awarded Banco de Valencia to CaixaBank. The total cost of this sale, including other support measures requested, is less than the amount that winding up the bank would involve.

In short, the restructuring process will enable a reduction of the installed capacity in the industry and lead to a financial system with fewer but solvent, healthy and more efficient banks.

Activity

The deleveraging process in Spain brought about by the current economic situation continued in the **last quarter of 2012**. However, from the point of view of liabilities, there is a new favorable trend in on-balance-sheet customer deposits, with BBVA steadily gaining 68 basis points in market share in total customer funds last year, according to the data available as of November 2012. This positive trend is the result of the Group's soundness and the strategy applied in the area, which has focused on consolidating its leadership in the Spanish market and

Spain 27

increasing its customer base using customer funds and the transactional banking business as key levers. The commercial gap and liquidity position in the area have therefore continued to improve.

Gross lending to customers as of 31-Dec-2012 was €210,982m, down 3.9% in the quarter and 1.5% over the last 12 months.

As of 31-Dec-2012, BBVA managed a volume of €170,330m in customer funds, including customer deposits, promissory notes and off-balance-sheet funds, up 11.2% year-on-year and 4.2% quarter-on-quarter. Of this figure, €129,640m correspond to on-balance deposits and promissory notes, which increased 18.5% over the last twelve months and 5.4% compared to the end of September 2012. This increase confirms the excellent management of deposit gathering and of the renewals achieved by the commercial network.

These trends in lending and customer funds have cut the loan-to-deposit (1) ratio in the domestic sector from 148% (data as of December 2011) to 135% at the close of 2012. Including mortgage-covered bonds, the ratio stands at 104%.

Off-balance-sheet funds managed by BBVA in Spain amounted to €51,915m, 2.8% up on the previous quarter and 3.0% as of the same date in 2011. Of this figure, €19,116m correspond to mutual funds, with a slight increase of 0.7% over the quarter, due basically to the good performance of the markets during this period. Over the year they fell 2.5%. The rest are distributed among other off-balance-sheet funds and pension funds, which as of 31-Dec-2012 amounted to €18,313m, a rise of 3.5% since the end of September 2012 (up 6.3% year-on-year) thanks to the positive management of renewals and new accounts gathered, very much supported by the new range of products developed by BBVA. Specifically, in the fourth quarter of 2012, the Group launched six new products that complete the range of pension plans and Basque social insurance entities available for its customers. The Bank also offers bonuses for contributions or transfers from other banks.

This has enabled BBVA to maintain its position as the number one manager in both mutual and pension funds in Spain, with market shares of 17.5% in mutual funds (according to the latest information available as of November) and 19.1% in pensions (according to data published by Inverco in September).

With respect to asset quality, the slight upward movement in the NPA ratio over previous quarters has continued, due to the difficult macroeconomic situation and the reduced volumes of lending activity. Despite this, the ratio is still far below that reported in the sector overall, and closed December at 6.9%. The significant provisions made explain the improvement in the coverage ratio, which increased from 59% as of 30-Sep-2012 to 67% at year-end.

Earnings

The most significant aspect of earnings in the area in 2012 is the resilience of revenue, in an environment marked by very low activity and fierce competition to attract customer funds, strict cost control and a significant increase in provisions to cover the impairment of assets related to the Spanish real-estate sector in Spain.

Cumulative net interest income stands at €4,836m, which confirms the high resilience shown in the forth quarter, resulting in a 10.1% year-on-year growth in this heading. As already mentioned in each previous quarter of 2012, good price management and the protection of residential mortgage portfolio to interest rate fluctuations have both contributed to this positive trend. Income from fees and commissions has also performed well, with its rate of growth gathering pace to 10.0% year-on-year. This, together with negative NTI (though it improved in the fourth quarter) and a lower amount of other income/expenses compared with the figure for the previous year, has resulted in an increase of 7.2% in gross income to €6,784m. This trend is very significant given the economic context in which it has taken place.

Spain. Operating income

(Million euros)

+12.0%

3,541 3,967

1,064 979 756 742 946 1,018 1,008 995

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2011 2012

Spain. Net attribute profit (adjusted)

(Million euros)

-18.2%

1,480 1,211

536 413 300 230 313 255 281 363

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2011 2012

(1) The ratio does not include securitizations or repos, but includes promissory notes distributed through the retail network.

28 Business areas

Operating expenses are up 1.1% over the previous year due to the incorporation of Unnim. Even so, their rate of increase has been below inflation as a result of continued strict controls. The efficiency ratio improves on the figure posted in 2011, thanks to the better performance of revenue. It closed 2012 at 41.5% (44.0% in 2011). As a result, operating income has risen 12.0% to €3,967m.

The strength of operating income mentioned above has made it possible to absorb the increase in loan-loss provisions. In the fourth quarter of 2012 there was further significant provisioning against impairment losses on financial assets and provisions to offset the deterioration in assets related to the real estate sector in Spain, thus complying with the requirements of Royal Decree-Laws 02/2012 and 18/2012. These increased provisions have resulted in an improvement of the coverage ratio in the area, as commented above, and have impacted the net attributable profit, which was –€1,267m (a positive €1,211m not taking into account the higher provisions resulting from the scope of the aforementioned Royal Decree-Laws).

Retail and Commercial Banking

Within this unit, Retail Banking manages a loan book of €96,655m, 5.4% down on the figure in December 2011, and on-balance-sheet customer deposits totaling €85,970m, i.e. an 11.3% increase over the same period.

In a very difficult economic environment, BBVA sees the restructuring process underway in the Spanish financial system as an opportunity and is continuing to work to increase its customer base. To do so, it is focusing on a personalized range of liability products, with additional advantages linked to customer loyalty, and on a competitive offer of current and savings accounts.

The most notable commercial actions carried out by Retail Banking in the fourth quarter of 2012 aimed at ensuring adequate management of liability redemptions, include:

• The launch of the “Adiós Comisiones” campaign, which eliminates account fees charged to customers whose pensions or salaries are paid directly into their accounts, offers free debit or credit cards, and also offers additional benefits to customers in other financial products as a reward for their loyalty to the Bank.

• The boost to the deposits “Depósitos 12, 18 y 24”, which reward a closer relationship of customers with BBVA, measured by volume of funds, or “Depósito UNO”, which directly associates customer loyalty with the yield obtained. All this has resulted in successful levels of renewal rates of over 88%.

• The year’s second “Quincena de Cuentas Abiertas” (Open Account Fortnight), which has attracted €561m in balances and given away 195,919 gifts. Of these, 13,722 were given to new customers whose salaries and pensions are paid directly into their accounts, 8,629 for opening and/or making contributions to pension plans and 4,037 for new insurance contracts.

Within Retail Banking, BBVA has presented its Wealth Management customers with the exclusive community “The Family Wealth Community”, an online platform that offers a unique and private service, with up-to-date information prepared by specialists on topics that have the most relevance for their interests. This is part of the Bank’s firm commitment to innovation, the use of new technologies, multi-channel banking and new digital media that enable a closer relationship with the customer.

The Corporate and Business Banking (CBB) network, which manages a loan book of €85,650m (down 2.9% year-on-year) and on-balance-sheet funds of €22,470m (up 5.2%), has also been closely focused on retention and gathering of customer funds as a way of consolidating and boosting customer loyalty. To do so, it has offered a full range of products with competitive remuneration and great flexibility, which has made it possible to gather over €12,000m in time deposits over the last quarter of the year.

BBVA has confirmed its leading role in the distribution of credit lines under preferential conditions with the signing of the ICO-2012 Agreement, with lines such as “Investment”, “Internationalization”, “Liquidity”, “Entrepreneurs”, “Home Restoration”, “SGR Guarantee” and others intended for segments such as foreign trade, the domestic market and tourism. In addition, BBVA has also signed the new lines “Film Production”, “Emprendetur” and “Lorca Earthquake and Isla del Hierro”. Finally, BBVA has signed a new line for local administrations in order to provide them with liquidity for paying the outstanding debts they have with businesses and self-employed workers.

The new “Smart Business” campaign has been launched for SMEs and self-employed workers, aimed at attracting new customers. Working with POS terminals, it offers a number of special services such as point-of-sale finance, with the possibility of advancing part of the revenues collected by the terminals. In the present adverse environment, an average annual increase of 6% has been achieved in POS terminal revenues from the SME segment.

In the corporate segment, within the “cross-border” plan designed to boost transactions with domestic customers abroad, transactions have been carried out in Mexico, the United States and Peru, which have contributed significant earnings to this segment. The cycle of conferences “Growing Abroad”, organized by the international department, has continued. It is designed to support Spanish companies in their international expansion process as a means for economic growth and to inform them of the opportunities that arise in emerging economies such as Turkey.

In the institutional segment, work is being carried out to advise the Ministry of Economy and Competitiveness and the Ministry of Finance and Public Administrations in creating and developing the Regional Liquidity Fund (FLA). The Spanish banking system will participate with €8,000m, of which €1,600m will come from BBVA.

Finally, BBVA Insurance began marketing a new life insurance catalog in the last quarter of the year which enables a high

Spain 29

degree of customization, as it can be adapted to the type of protection each customer needs, thanks to the modular nature of the product in terms of arranging insurance and the flexibility in adapting it later.

Corporate & Investment Banking

This unit is responsible for the global businesses within Spain. It managed gross lending to customers as of 31-Dec-2012 of €18,906m and on-balance-sheet deposits of €9,175m. Gross lending to customers has continued to fall, basically as a result of the aforementioned deleveraging process. This heading fell once again over the quarter, by 11.2%, with an accumulated decline over the last year of 18.9%. On-balance-sheet funds grew significantly in the last three months of 2012, 29.5%, thanks to the ongoing efforts made to gather deposits. The year-on-year decrease has slowed to 7.8%.

The following are worth highlighting as regards earnings:

• 16.7% year-on-year increase in gross income to €927m, supported mainly by good performance of revenue from customers and, in particular, revenue generated by the Global Transactional Banking unit. In the last part of the year, a better market mood has also made a positive contribution to the generation of gross income.

• Control of operating expenses, which have grown well below the inflation rate (up 1.2% year-on-year) to €323m.

• Operating income up 27.1% on 2011 to €603m.

• Greater volume of impairment losses on financial assets as a result of the current situation. Even so, the NPA ratio in this segment continues to be low.

• As a result, the accumulated net attributable profit was at levels similar to those posted the previous year: €325m vs. €324m in 2011.

• The most significant transactions and highlights for the period are detailed in the CIB section at the end of this report.

Highlights

Work on the consolidation of Unnim continued in the fourth quarter with significant progress being made:

• An agreement has been reached with the labor unions on the closing of branches and staff reductions. The agreement, which establishes a reduction of 600 employees through early retirement, mutually agreed leaves of absence, voluntary termination of employment contracts or resignations, has been favorably received. As of the close of December 2012, the total number of employees who had left the bank was 618.

• The offer to exchange Unnim preferred shares for BBVA shares has been very well received: 99.3% of the holders have opted for this advantageous offer, as it provides them with immediate liquidity through BBVA shares.

• An agreement was signed with the Unnim Social Project area to sponsor those projects which are in line with BBVA’s philosophy.

BBVA Spain was recognized as the Best Global Bank at the 2012 awards organized by the British publication The Banker, which is part of the Financial Times group. The magazine highlighted BBVA’s capacity to continue growing internally by making the most of the opportunities arising from the restructuring of the Spanish financial sector. In the current adverse environment, the Bank has continued to increase its customer base and win market share in payroll and pensions.

In addition, the Private Banking unit has been named the best private bank in Spain for the third year in a row at the 2012 “Global Banking Awards”, granted each year by The Banker magazine.

BBVA maintains its commitment to the communities in which it operates. The quarter also saw the launch of the 2nd “Territorios solidarios” (Solidarity Territories) program. This program offers BBVA employees in Spain the chance to participate actively in the selection and granting of aid to social projects carried out by non-profit organizations.

30 Business areas

Eurasia

Income statement

(Million euros)

Eurasia 2012 Δ% 2011

Net interest income 847 5.5 802

Net fees and commissions 451 15.4 391

Net trading income 131 16.4 113

Other income/expenses 781 19.2 655

Gross income 2,210 12.7 1,961

Operating costs (778) 20.0 (648)

Personnel expenses (404) 12.7 (359)

General and administrative expenses (319) 30.1 (246)

Depreciation and amortization (54) 23.6 (44)

Operating income 1,432 9.0 1,313

Impairment on financial assets (net) (328) 120.8 (149)

Provisions (net) and other gains (losses) (50) n.m. 11

Income before tax 1,054 (10.4) 1,176

Income tax (103) (28.6) (145)

Net income 950 (7.8) 1,031

Non-controlling interests - - -

Net attributable profit 950 (7.8) 1,031

Balance sheet

(Million euros)

Eurasia

31-12-12 Δ% 31-12-11

Cash and balances with central banks 2,346 75.1 1,340

Financial assets 11,986 3.9 11,538

Loans and receivables 32,088 (17.2) 38,754

Loans and advances to customers 29,245 (13.7) 33,905

Loans and advances to credit institutions and other 2,843 (41.4) 4,850

Inter-area positions - - -

Tangible assets 309 (48.8) 604

Other assets 1,553 38.8 1,119

Total assets/Liabilities and equity 48,282 (9.5) 53,354

Deposits from central banks and credit institutions 13,665 (24.2) 18,038

Deposits from customers 17,470 (19.8) 21,786

Debt certificates 964 17.8 818

Subordinated liabilities 899 (57.1) 2,097

Inter-area positions 5,473 193.2 1,867

Financial liabilities held for trading 414 3.3 401

Other liabilities 4,791 16.8 4,104

Economic capital allocated 4,607 8.5 4,245

Eurasia 31

Significant ratios

(Percentage)

	Eurasia		
	31-12-12	30-09-12	31-12-11
Efficiency ratio	35.2	35.5	33.1
NPA ratio	2.8	1.7	1.5
NPA coverage ratio	87	114	123
Risk premium	0.97	0.52	0.46

Eurasia highlights in the fourth quarter

- Recovery of deposit gathering in the corporate segment.
- Reduction in CIB portfolios.
- Good performance of Garanti and provisions in Portugal.
- Three new international distinctions reward the management of Garanti.

Industry Trends

In the fourth quarter of 2012, the macroeconomic environment in **Europe** continued to be very difficult, although clear progress was being made toward banking and fiscal integration. In fact, the first steps were taken to set up single banking supervision, which is considered key to breaking the link between sovereign and banking risk.

In **Turkey**, the prospects for a more moderate inflation rate, a steadily improving current-account deficit and a slight slowdown in growth of domestic demand, have in the second half of 2012 led to a fall in the official interest rate for the first time in a year and a reduction in the overnight rate. The year-on-year growth in lending has remained high (20%), although below the 2011 figures, and the NPA ratio remains low. Finally, it should be noted that in November Fitch credit rating agency upgraded Turkey from speculative (BB+) to investment grade (BBB-) with a stable outlook. Among the reasons given for this are the Turkish economy's sound banking sector and favorable growth prospects in the medium and long term.

Finally, in **China** the financial sector plan was published in September, following on from the twelfth Five-Year Plan (2011-2015). This plan restates the intention to abolish interest-rate controls, promote financial innovation and bolster the framework of financial regulation. The Plan also establishes a goal of increasing the weight of the financial sector as a proportion of GDP in terms of added value from 4.4% in the last decade to 15% by 2015. In this context, growth in the banking sector remains relatively stable. However, the proportion of long-term loans has increased, reflecting the fact that credit flows are already moving toward public infrastructure projects and corporate investment.

Activity

This area managed **gross customer lending** of €30,228m at the close of the fourth quarter of 2012, down 13.0% year-on-year and down 6.4% quarter-on-quarter. The fall is a result of the reduction in the loan portfolio of wholesale customers due to the deleveraging process underway in Europe. In contrast, lending activity in the retail business performed

Eurasia. Operating income

(Million euros)


+9.0%
1,313
1,432
245
317
331
420
362
366
321
384
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

Eurasia. Net attributable profit

(Million euros)


-7.8%
1,031
950
197
249
273
312
299
277
237
137
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

32 Business areas

well. The volume of residential mortgage lending, consumer finance and loans to small businesses has remained stable on the previous quarter, with a rise over the last 12 months of 11.3%. As was the case in previous quarters, there was a notable contribution from the balances in Turkey, which account for 36.8% of gross customer lending in the area. They increased by 15.1% on the figure at the same date the previous year.

With respect to risk indicators, there was a slight increase in the NPA ratio, which closed at 2.8% as of 31-Dec-2012 (1.7% as of 30-Sep-2012). However, the ratio continues low, and the increase is mainly due to the lower volume of lending. The coverage ratio ended the year at 87% and the risk premium at 0.97%.

The balance of customer funds (including repos and off-balance-sheet funds) as of 31-Dec-2012 is €18,963m, a year-on-year fall of 16.6%. However, over the last three months the decline was barely 2.0%. The recovery in deposits in the wholesale sector in the fourth quarter explains this improvement toward the end of the year, after being very weak in the first nine months due to the downgrades in Spain and BBVA’s credit rating.

Earnings

Both Garanti and CNCB continued to perform well in the fourth quarter. They helped Eurasia post a cumulative gross income in 2012 of €2,210m, a rise of 12.7% year-on-year, through their capacity to generate recurring revenue.

Operating expenses increased by 20.0% in the same period, as a result of continued investments (mainly in emerging countries) and continue to slow the year-on-year rate of increase compared with previous quarters. As a result, operating income increased by 9.0% on the figure posted 12 months previously to €1,432m.

Impairment losses on financial assets and provisions reduced the area’s income statement by €328m. In fact, this heading rose significantly in the fourth quarter of 2012 due to one-off provisions made in Portugal.

As a result, Eurasia generated a cumulative net attributable profit of €950m, with a year-on-year fall of 7.8% on the same period in 2011.

Europe has contributed 34.8% to the above result, i.e. €331m (down 28.8% year-on-year). Of particular note is the continued excellent performance of Turkey, whose earnings stand at €314m, a rise of 62.8% on the previous year (partly because Garanti contributed for the 12 months in 2012, while in 2011 it began to contribute at the end of March). In the rest of Europe, the net attributable profit fell 93.9% in the same period to €17m. This is due to reduced activity with wholesale customers, turbulence in the markets and the aforementioned loan-loss provisions made in Portugal.

Garanti is a bank that serves 11.5 million customers with a workforce of 20,318 people. It has a network of 936 branches and 3,508 ATMs. The following are worth highlighting with respect to the 2012 evolution of Garanti (data here refer to Garanti Bank unless stated otherwise):

Garanti. Significant data (31-12-12) (1)

31-12-12

Financial statements (million euros)

Attributable profit 1,327

Total assets 68,019

Loans to customers 38,990

Deposits from customers 35,530

Relevant ratios (%)

Efficiency ratio 46.7

NPA ratio 2.3

Other information

Number of employees 20,318

Number of branches 936

Number of ATMs 3,508

(1) BRSA data for the Garanti Bank.

Eurasia: Lending breakdown by geography

(31-12-2012)

Rest of Europe 56%

Turkey 37%

Asia 7%

Eurasia: On-balanced sheet customer funds breakdown by geography

(31-12-2012)

Rest of Europe 42%

Turkey 57%

Asia 1%

Eurasia: Gross income breakdown by geography

(31-12-2012)

Rest of Europe 28%

Turkey 42%

Asia 30%

Eurasia: Net attributable profit breakdown by geography

(31-12-2012)

Rest of Europe 2%

Turkey 33%

Asia 65%

Eurasia 33

Garanti. Composition of assets and lending portfolio(1)			Garanti. Composition of liabilities (1)
(December 2012)			(December 2012)
Composition of assets		Lending portfolio
			Other 6.4%	Bonds Issued 3.7%
Other 4.4%	Loans to customers
	57.1%	Commercial 37.9%
Shareholders’ equity 13.3%
Corporate 16.5%
		Consumer 20.5%	Fund borrowed 13.6%
Deposits from customers
		Credit cards 13.1%	Repo obligations 8.4%	52.2%
SME 12.1%
	Cash and banks 14.9%		Deposits from banks 2.4%
Securities 23.6%
(1) Garanti Bank only			(1) Garanti Bank only

• Continued progress in lending (up 9.4% year-on-year), particularly in the local currency (up 16.0%). There has been a notable boost in the retail portfolio, with positive growth rates that are above the sector average, in highly profitable products such as loans to the automobile sector and mortgages.

• Customer deposits have continued to rise (up 1.4% in the year) thanks to the strong growth in Turkish lira-denominated deposits (up 4.3%).

• Excellent management of customer spreads, thanks mainly to a reduction in the cost of liabilities. In the fourth quarter of 2012 this cost fell once more, leading to an additional increase in the spread and thus an improvement in the bank’s profitability ratios.

• The above, together with the high yield generated by inflation-linked bonds has helped strengthen the bank’s gross income.

• In addition, Garanti Group is notable for its high core Tier I capital ratio (16.3%) under Basel II, where it leads the field among its peers.

• To sum up, increased activity, a diversified revenue base and disciplined cost management have allowed the Garanti Group to generate a net attributable profit of €1,453m in 2012.

Finally, Asia has posted a cumulative net attributable profit of €620m, accounting for 65.2% of earnings in the area. Most of this amount comes from the contribution from CNCB. According to the latest data published as of September 2012, the bank’s cumulative net attributable profit increased by 12.4% year-on-year. With respect to activity, deposit gathering stands out, with a bigger increase than that of lending (up 19.7% and up 15.3% in year-on-year terms, respectively). Finally, CNCB improved its capital ratio to 13.7% at the close of the third quarter of 2012 (under local criteria).

Highlights

• The outstanding management of Garanti has been awarded three new international recognitions. First, it has been chosen “Best Bank in Turkey” for the third year in a row by The Banker, the magazine specialized in international banking and part of the FT Business Group. Second, in the area of environmental protection, the Carbon Disclosure Project (CDP) has granted the Turkish bank the Carbon Performance Leadership Award. Finally, Garanti’s 2011 Annual Interactive Report received a Platinum Spotlight Award from the League of American Communication Professionals.

• Garanti was chosen together with BBVA by the Chinese company UnionPay as a founding member of UnionPay International, a subsidiary created with the aim of expanding this company’s payment channels internationally. Currently it has a market share of around 30% of all credit cards issued worldwide. The alliance will allow Garanti and BBVA to participate actively in part of the administration and creation of the rules and standards needed to expand this business.

• BBVA Portugal has been named for the second year in a row by the magazine Euromoney as one of the best providers of cash management services for companies in Portugal. The results reflect BBVA’s capacity to offer solutions adapted to customer needs in an increasingly competitive and specialized market.

34 Business areas

Mexico

Income statement

(Million euros)

	Mexico			
	2012	∆%	∆%(1)	2011
Net interest income	**4,164**	**10.3**	**7.8**	**3,776**
Net fees and commissions	1,087	6.4	4.0	1,022
Net trading income	218	(26.3)	(27.9)	296
Other income/expenses	288	27.0	24.2	227
Gross income	**5,758**	**8.2**	**5.8**	**5,321**
Operating costs	(2,172)	12.2	9.7	(1,936)
Personnel expenses	(912)	11.0	8.5	(822)
General and administrative expenses	(1,126)	11.6	9.1	(1,009)
Depreciation and amortization	(133)	27.0	24.1	(105)
Operating income	**3,586**	**5.9**	**3.6**	**3,385**
Impairment on financial assets (net)	(1,320)	11.9	9.4	(1,180)
Provisions (net) and other gains (losses)	(41)	(30.5)	(32.1)	(59)
Income before tax	**2,225**	**3.7**	**1.4**	**2,146**
Income tax	(538)	4.7	2.4	(513)
Net income from ongoing operations	**1,688**	**3.4**	**1.0**	**1,633**
Net income from discontinued operations	136	69.1	65.4	81
Net income	**1,824**	**6.4**	**4.1**	**1,714**
Non-controlling interests	(3)	20.6	17.9	(3)
Net attributable profit	**1,821**	**6.4**	**4.0**	**1,711**

(1) At constant exchange rate.

Balance sheet

(Million euros)

	Mexico			
	31-12-12	∆%	∆%(1)	31-12-11
Cash and balances with central banks	5,968	8.5	3.2	5,503
Financial assets	29,463	12.7	7.3	26,138
Loans and receivables	42,058	12.1	6.7	37,522
Loans and advances to customers	37,249	14.4	8.9	32,560
Loans and advances to credit institutions and other	4,809	(3.1)	(7.7)	4,961
Tangible assets	1,168	18.5	12.8	986
Other assets	3,774	61.4	53.6	2,339
Total assets/Liabilities and equity	**82,432**	**13.7**	**8.3**	**72,488**
Deposits from central banks and credit institutions	13,927	33.9	27.4	10,403
Deposits from customers	36,602	3.0	(1.9)	35,524
Debt certificates	3,952	1.6	(3.3)	3,889
Subordinated liabilities	4,249	77.1	68.6	2,399
Financial liabilities held for trading	5,830	7.2	2.1	5,438
Other liabilities	12,882	21.5	15.7	10,599
Economic capital allocated	4,991	17.8	12.2	4,236

(1) At constant exchange rate.

Mexico 35

Significant ratios

(Percentage)

	Mexico		
	31-12-12	30-09-12	31-12-11
Efficiency ratio	37.7	38.0	36.4
NPA ratio	3.8	4.1	3.7
NPA coverage ratio	114	107	120
Risk premium	3.49	3.46	3.49

Mexico highlights in the fourth quarter

- Sustained growth in activity, particularly in the retail portfolio.
- Positive growth in revenue.
- Stable cost of risk.
- Closing of the sale of the Afore Bancomer in January 2013.

Industry Trends

In Mexico the **financial sector** has continued to show a high degree of strength, with a capital ratio that is far above the minimum required (10%). This has allowed the system to be among one of the first to adopt the Basel III regulation.

With respect to banking activity, the **loan book** is robust and has recorded 20 consecutive months of growth. All the portfolios have grown, and this dynamic mood is expected to continue due to the favorable macroeconomic environment. **Customer fund** gathering is also positive, so there are no liquidity tensions.

With respect to the **exchange rate**, the peso has appreciated over the year, but depreciated in the quarter, both in terms of the fixing and average rate. This means its impact on the balance sheet, activity and earnings in the area has been positive year-on-year, but negative over the quarter. Unless otherwise indicated, all comments below on percentage changes refer to constant exchange rates with the aim of providing a better understanding of the performance of the business.

Activity

At the close of the year, **gross customer lending** in Mexico was up year-on-year by 8.6% to €38,937m.

The **retail portfolio**, which includes consumer finance, credit cards, residential mortgages and loans to small businesses, performed very well, with a balance of €20,481m, equivalent to an increase of 9.6% compared with the figure for the close of 2011. Outstanding within this portfolio was lending to small businesses, which increased 27.1% on the figure for 2011 to €1,895m. Consumer finance and credit cards rose by 13.3% to €9,675m. It is worth highlighting that over a million consumer loans were sold during the year, including payroll, auto and personal loans. Credit card lending has continued to perform well, with a year-on-year increase of 14.1%. Residential mortgages increased by 3.0% to €8,911m. Over 28,300 new mortgages were granted in 2012. The Bank has maintained its leadership in the private sector, signing one out of three of new mortgages granted by banks and Sofoles.

The **wholesale portfolio**, which includes loans to corporations, SMEs, financial institutions

Mexico. Operating income

(Million euros at constant exchange rate)


+3.6% (1)
3,463
3,586
861
877
837
887
872
877
901
936
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

(1) At current exchange rate: +5.9%.

Mexico. Net attributable profit

(Million euros at constant exchange rate)


+4.0% (1)
1,750
1,821
417
441
395
497
433
447
424
518
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

(1) At current exchange rate: +6.4%.

36 Business areas

and the public sector, is up 7.4% year-on-year to €16,084m. There was a particularly good performance in lending to SMEs, which has grown year-on-year at double-digit rates throughout 2012, closing December at 12.2%. Loans to the public sector amounted to €3,590m, 3.2% higher than at the close of 2011. In the fourth quarter lending to corporates through CIB continued to increase. This is reflected in the bank’s active participation in corporate debt issues on capital markets, where BBVA has maintained its lead in Mexico, with a market share of 25.1% at the close of December 2012, according to Dealogic.

Customer funds, which include on-balance-sheet deposits, repos, mutual funds and other off-balance sheet funds, grew at an annual rate of 4.8% to €60,300m at the close of 2012. Demand deposits increased by 6.9%, with a notable performance by customer funds from the retail network, which increased by 7.3% compared with the close of 2011. BBVA continues to lead the demand deposit segment, with a third of the market, making it the favorite bank for savers in the country. Throughout the year, the BBVA Group in Mexico has maintained its strategy of ensuring a profitable mix of liabilities, as reflected in the 7.9% year-on-year fall in time deposits. This fall has been offset by the increase in the assets under management in mutual funds (up 6.7%) and other more sophisticated products such as repos and other fixed-income products.

The strength of the insurance business was maintained thanks to the broad product catalog (including “Inversión Libre Patrimonial”, “VidaSegura”, “HogarSeguro”, “Auto” and “Transacción Segura”), as well as the low level of claims over the year.

Earnings

2012 was a year of change for Mexico. Investment continued to take advantage of market opportunities and thus maintain a sound financial position.

Net interest income in the area amounted to €4,164m, 7.8% up on 2011. Activity volume combined with good price management, have offset the impact of low interest rates throughout the year. As a result, and despite the interest rate environment abovementioned, profitability, calculated as the net interest income over average total assets, showed a stable trend. Income from fees and commissions increased by 4.0% to €1,087m, due to increased transactions by customers with credit and debit cards, and a higher volume of assets under management in mutual funds. In contrast, NTI registered a fall because of the comparison with the high level of income in 2011. The trend in other income and expenses continued to be positive, thanks above all to the favorable performance of the insurance business. As a result of the above, gross income was €5,758m, 5.8% up on the figure for 2011.

Operating expenses in 2012 are up 9.7% to €2,172m. This increase is the result of the investment in technology and infrastructure over recent years. The number of ATMs continued to grow over the year to 7,733 units, while POS terminals increased by 9,176 units over the last twelve months. With these figures for revenue and costs, the efficiency ratio remains one of the best in the Mexican system, at 37.7% at the close of 2012. Operating income totaled €3,586m, 3.6% up on the figure for 2011. Excluding more volatile revenues from NTI, operating income increased over the year by 6.6%.

Impairment losses on financial assets increased in line with activity in the area, at 9.4% year-on-year to €1,320m. As a result, the cumulative risk premium has been stable on the figure for last year, at 3.49%. The NPA ratio closed as of 31-Dec-2012 at 3.8% and the coverage ratio at 114%.

As a result of the above, the net attributable profit increased by 4.0% on the 2011 figure to €1,821m.

Highlights

• On January 9, 2013, the BBVA Group successfully concluded the sale of its stake in the Mexican company Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. to Afore XXI Banorte, S.A. de C.V. The total adjusted price has been USD 1,735m and the capital gain, net of tax, around €800m.

• The financial magazine World Finance has recognized BBVA Bancomer’s Asset Management unit as the Best Asset Management Institution in Mexico due to its positive earnings figures and effective management of mutual funds.

• In the wholesale business, Mexico has taken part in a number of significant cross-border deals, such as the IPOs of

Mexico 37

Cemex in Colombia, FibraHotel and Alsea, and the foreign-trade finance of Cemex, Ebramex, IBM and América Móvil. This has consolidated BBVA Bancomer’s position as a benchmark in wholesale banking in Mexico, not only in the debt and capital markets, but also in project finance and cross-border operations.

• Finally, it is worth highlighting the successful launch of the “Sí, acepto” (Yes, I accept) campaign that aims to support customers by granting instant loans that are individually tailored to each of them, simply by having direct deposit of their payroll. It is a quick, customer-friendly product with added advantages.

38	Business areas

South America

Income statement

(Million euros)

	South America			
	2012	Δ%	Δ%[1]	2011
Net interest income	**4,291**	**35.7**	**25.6**	**3,161**
Net fees and commissions	910	26.4	18.3	720
Net trading income	443	(8.6)	(14.9)	485
Other income/expenses	(281)	6.4	(4.3)	(264)
Gross income	**5,363**	**30.8**	**21.6**	**4,101**
Operating costs	(2,328)	23.0	15.4	(1,893)
Personnel expenses	(1,165)	21.6	14.5	(958)
General and administrative expenses	(989)	26.3	18.4	(783)
Depreciation and amortization	(173)	14.3	5.7	(152)
Operating income	**3,035**	**37.4**	**26.8**	**2,208**
Impairment on financial assets (net)	(593)	32.1	21.6	(449)
Provisions (net) and other gains (losses)	(202)	127.7	110.8	(89)
Income before tax	**2,240**	**34.1**	**23.7**	**1,671**
Income tax	(486)	41.6	30.8	(343)
Net income from ongoing operations	**1,754**	**32.2**	**21.9**	**1,327**
Net income from discontinued operations	241	51.2	39.2	160
Net income	**1,995**	**34.2**	**23.7**	**1,487**
Non-controlling interests	(649)	35.1	24.0	(480)
Net attributable profit	**1,347**	**33.8**	**23.6**	**1,007**

(1) At constant exchange rates.

Balance sheet

(Million euros)

	South America			
	31-12-12	Δ%	Δ%[1]	31-12-11
Cash and balances with central banks	12,908	54.9	55.8	8,335
Financial assets	10,144	13.8	10.9	8,912
Loans and receivables	51,638	19.9	17.7	43,069
Loans and advances to customers	47,146	21.4	18.9	38,831
Loans and advances to credit institutions and other	4,492	6.0	6.3	4,238
Tangible assets	881	9.4	8.9	805
Other assets	2,848	22.6	19.7	2,322
Total assets/Liabilities and equity	**78,419**	**23.6**	**21.6**	**63,444**
Deposits from central banks and credit institutions	5,947	14.3	9.1	5,205
Deposits from customers	53,870	26.8	25.5	42,468
Debt certificates	3,263	43.0	35.7	2,282
Subordinated liabilities	1,196	(23.7)	(26.7)	1,568
Financial liabilities held for trading	955	(5.0)	(10.7)	1,006
Other liabilities	9,913	23.9	22.9	8,002
Economic capital allocated	3,275	12.5	10.3	2,912

(1) At constant exchange rates.

South America 39

Significant ratios

(Percentage)

	South America		
	31-12-12	30-09-12	31-12-11
Efficiency ratio	43.4	43.1	46.2
NPA ratio	2.1	2.2	2.2
NPA coverage ratio	146	142	146
Risk premium	1.34	1.26	1.31

South America highlights in the fourth quarter

- Extremely buoyant activity.
- Excellent price management.
- Positive performance of asset quality indicators.
- Agreement reached on the sale of AFP Horizonte in Colombia.

Industry Trends

In **South America**, the financial system remains sound in most countries and lending continues to grow strongly, fueled by monetary policies geared toward boosting economic activity. Faced with external monetary expansion and the ensuing increase in capital flows, many central banks have chosen to apply prudent measures to discourage capital inflows and to control the rise in domestic lending (particularly Brazil and Peru).

Exchange rates in the region have appreciated in most countries over the last twelve months, in both average and final terms. However, the trend has been reversed in the quarter, with widespread depreciations. As a result, the impact of foreign currencies on the balance sheet, activity and earnings is negative in the quarter, but positive in year-on-year terms. Unless otherwise indicated, all comments below on business activity and earnings refer to constant exchange rates.

Activity

At the close of the **fourth quarter of 2012**, both the loan book and customer deposits in the area show growth rates in line with previous quarters, and even acceleration on the pace of growth in on-balance-sheet customer funds.

Gross customer lending closed December with a balance of €48,721m, a year-on-year growth of 18.6%. The biggest increases have been posted in the retail segment (up 38.6%), thanks to the positive trend in lending to businesses (up 105.8%) and consumer loans and credit cards (up 29.5%).

As regards **risk indicators** in the area, the NPA ratio has improved to 2.1% as of December 2012 (from 2.3% on the same date of the previous year and 2.2% at the end of September 2012), thanks to the rigorous risk admission and recovery policies applied in the region, in line with corporate guidelines. Coverage has increased from 142% as of 30-Sep-2012 to 146% at the close of the year.

On-balance-sheet **customer deposits** (excluding repos) have grown 24.1% year-on-year to €56,937m. Lower-cost transactional items (current and savings accounts) rose 30.6%. Customer funds managed by the banks in South America, including mutual funds and repos, stood at €60,566m, up 23.0% on the figure as of 31-Dec-2011.

Earnings

South America closed the year with a significant increase in earnings of 23.6%, reaching a **net attributable profit** of €1,347m.

South America. Operating income

(Million euros at constant exchange rates)



+26.8% (1)
2,394
3,035
620
542
586
646
733
744
739
818
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

(1) At current exchange rates: +37.4%.

South America. Net attributable profit

(Million euros at constant exchange rates)



+23.6% (1)
1,089
1,347
296
272
246
275
376
332
301
337
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

(1) At current exchange rates: +33.8%.

40 Business areas

Recurring revenues have continued to grow thanks to growing activity and good price management, which is reflected in increased spreads. As a result, net interest income closed the quarter at €4,291m, up 25.6% on the figure posted in 2011. Fees and commissions were up 18.3% to €910m.

NTI is down 14.9% on the previous year, since 2011 earnings included the revaluation of USD positions of BBVA Provincial in Venezuela. The other income/expenses heading amounts to a negative €281m, despite the favorable performance of the insurance business in the region, due to the negative effect of hyperinflation in Venezuela and the greater contribution of the deposit guarantee funds in the countries where the Bank operates.

As a result of the above, cumulative gross income for the area increased by 21.6% year-on-year to €5,363m.

Operating expenses have remained high and stand at €2,328m, up 15.4% on the figure for the same period in the previous year. This increase is the result of the high inflation recorded in the area and the investments made to implement the expansion and technological transformation plans. This investment plan seeks to make the most of the growth opportunities in the region, due both to buoyant activity and the possibilities for bank penetration. It also seeks to improve the quality of customer service, based on the corporate customer-centric policy.

This performance of revenues and expenses has resulted in an improvement of the efficiency ratio in the area, which closes the year at 43.4% (45.7% the previous year), and a 26.8% increase in operating income to €3,035m.

Finally, impairment losses on financial assets are up 21.6%, in line with increased activity, and stand at €593m. As a result, the risk premium remains at levels similar to 2011 (1.34%).

Trends by country

The most significant aspects for the quarter for each country are detailed below:

In Argentina, despite the slowdown of the economy, BBVA Francés has once again proved its great flexibility and fast capacity to adapt, not only developing new products and services, but also managing its resources more efficiently. The bank’s loan portfolio has increased 23.8%, fueled mainly by consumer finance and lending to businesses, achieving a market share of 7.5% (data as of November 2012). As for risks, the quality indicators for the financial system’s portfolio have deteriorated. However, prudent risk management has enabled BBVA Francés to maintain its ratios at optimal levels and maintain its leading position in this respect. Customer funds are up 16.9% in year-on-year terms. It is important to point out that following the regulations imposed on the forex market, the financial system has seen a major outflow of deposits in dollars. For this reason, the bank has posted a 38.8% reduction in its balance of deposits in foreign currencies. However, deposits denominated in pesos have grown at a rate of 31.0%, driven by the increase in lower-cost deposits (up 39.2%).

In earnings, Argentina has improved its net attributable profit by 23.9% thanks to the increase in net interest income, fees and commissions, and the excellent performance of the insurance business. This is despite the increase in operating expenses, which is mainly the result of the general increase in prices.

In Chile, the macroeconomic and competitive environment has been favorable for BBVA. Lending grew 16.5% year-on-year, focused mainly on the private individual segment, and a market share gain of 4 basis points to 7.8%, according to the latest data for November. This improvement in the competitive position can be seen basically in mortgage loans and consumer finance, which increased in the year by 29 and 39 basis points, respectively. These results have been achieved by the successful development of the strategic plan, with strong growth in the installed capacity that additionally allows for the increase in the customer base. Forum, the unit specializing in consumer finance and leader in the automotive sector in Chile, has also been benefited by strong car sales and has increased its market penetration rate in new car sales to 13.4%. The trend in the insurance business has also been positive thanks to contained levels of claims. With respect to on-balance-sheet funds, Chile has posted a year-on-year increase of 10.2%.

From the point of view of earnings, this year has been more difficult for Chile than the previous one as a result of investor perception of the macroeconomic situation in Europe and, particularly, in Spain. The uncertainty in the euro zone has resulted in an increase in the cost of funding, which has slowed down growth in more recurring revenue. However, net attributable profit stood at €268m, 11.2% up on the same period in 2011.

In Colombia, BBVA closed 2012 with excellent earnings figures, above those achieved by its competitors. The lending business once again saw significant growth. Lending to individuals is up 23.2% year-on-year, with a significant contribution from all of its lines: consumer lending, including credit cards, and mortgage loans (up 29.2% and 16.9% year-on-year, respectively), which has enabled the bank to post, once again, gains in its market shares: up 112 basis points in consumer lending, up 60 in cards and up 32 in mortgage loans. This has resulted in an overall increase of 42 basis points in the private individual portfolio (data as of November). The performance of the loan book has been accompanied by a strong boost in customer funds, which are up 27.3% on the figure at the close of 2011. Year-on-year gains in the market share of all of customer funds lines have also been posted: up 57 basis points in demand deposits, 131 points in current and savings accounts, and 169 points in time deposits. Once again, asset quality indicators posted an excellent performance, which has enabled the bank to lead the sector. The insurance business has also performed well, driven by bankassurance and NTI. As a result, the country’s net attributable profit continued to grow at a year-on-year rate of 18.7% to €331m.

Activity in Peru, in line with the country’s strong economic performance, has increased significantly. This can be seen in the

South America 41

growth of the loan book (up 10.5% year-on-year), and the market share in credit cards, customer deposits (up 8.8% year-on-year) and the market share in current and savings accounts. This trend is reflected in the net interest income (up 13.2% year-on-year), which together with the increase in fees and commissions (up 9.8%), despite the new regulations, and strong growth in NTI (up 22.6%) has resulted in a 14.0% increase in gross income. Expenses and loan-loss provisions are up, the latter in line with the increase in activity, resulting in a net attributable profit of €195m, up 12.5% on the figure for the previous year.

In **Venezuela**, BBVA Provincial continues to show signs of strong business activity. Lending has grown 45.4% year-on-year and customer funds at a rate of 60.6%, resulting in a 45.3% increase in net interest income. Fees and commissions are up 37.0% as a result of the good performance of the banking and insurance business. In contrast, NTI fell, as the figures for 2011 had reflected the effect of the revaluation of US dollar positions. Together with the increase in expenses and loan-loss provisions, all the above has resulted in a rise of 51.4% in the net attributable profit to €329m.

Among the other banks, **BBVA Panama** had a net attributable profit of €27m, **BBVA Paraguay** €14m and **BBVA Uruguay** €27m.

Highlights

- On December 24, 2012, the BBVA Group reached an agreement for the sale of its stake in its subsidiary in Colombia BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. to Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir, S.A., belonging to Grupo Aval Acciones y Valores, S.A. This agreement is still pending regulatory authorization. The final price has been set at USD 530m and will be adjusted based on the company's earnings from January 1, 2013 to the transaction's closing date.

- BBVA Chile has been recognized by the Chilean-US Chamber of Commerce with the "Good Corporate Citizen Award" for its program "Niños Adelante" (Children Forward), which provides quality nursery education to children suffering from poverty.

- The good performance of BBVA Continental in Peru is reflected in the awards granted in 2012. For the ninth year in a row, the bank has received the "Best Bank in Peru" award from *Global Finance* magazine. This same recognition has also been granted by "The Euromoney Awards for Excellence" and *Latin Finance*. It has also been chosen as the third best Latin American bank by *América Economía* magazine, two positions up in relation to the rating obtained in 2011. In addition, BBVA Continental has won the "Luis Hochschild Plaut 2012" award during the Annual Conference of Executives (CADE) for its promotion of quality education with the implementation of the program "Leer es estar adelante" (Reading means keeping ahead).

- BBVA Provincial's sound position and leadership in the Venezuelan financial system has been confirmed once again by the various awards received during the period. For the sixth year running, it has received the "Best Bank in Venezuela" award granted by the prestigious magazine *Global Finance*. Also for the sixth year in a row it received the "Best Bank in Venezuela" award granted by the international publication *Euromoney*. For the fourth time in the last six years, *The Banker* granted BBVA Provincial the "Best Bank in Venezuela" award. This is one of the most important accolades in the financial industry. In addition, for the second year, the bank received the "Best On-line Bank" award granted by *Global Finance* and was selected as the "Most effective online bank" and the "Bank offering the most effective response" by the Suiche 7B corporation.

- Finally, in Paraguay, BBVA has strengthened its retail business with the purchase of the credit card portfolio of Citibank NA, Paraguay Branch. With this acquisition, BBVA will become one of the main banks in this market and strengthen its position as a comprehensive bank for the preferred customer segment.

South America. Data per country

(Million euros)

Country	Operating income				Net attributable profit			
	2012	Δ%	Δ% at constant exchange rates	2011	2012	Δ%	Δ% at constant exchange rates	2011
Argentina	442	40.5	42.8	315	191	21.8	23.9	157
Chile	321	4.9	(2.4)	306	268	19.6	11.2	224
Colombia	516	36.2	22.3	379	331	32.1	18.7	251
Peru	642	30.5	15.4	492	195	27.1	12.5	154
Venezuela	1,061	58.5	46.3	670	329	64.0	51.4	201
Other countries [1]	54	12.7	1.3	48	31	55.2	33.7	20
Total	**3,035**	**37.4**	**26.8**	**2,208**	**1,347**	**33.8**	**23.6**	**1,007**

(1) Panama, Paraguay, Uruguay, Bolivia and Ecuador. Additionally, it includes eliminations and other charges.

42 Business areas

The United States

Income statement

(Million euros)

	The United States				Units: BBVA Compass			
	2012	Δ%	Δ% (1)	2011	2012	Δ%	Δ% (1)	2011
Net interest income	**1,682**	**2.8**	**(4.7)**	**1,635**	**1,467**	**4.3**	**(3.2)**	**1,400**
Net fees and commissions	603	(4.8)	(11.1)	633	511	(2.3)	(10.0)	525
Net trading income	160	14.5	7.5	140	120	24.9	17.9	94
Other income/expenses	(49)	(41.8)	(46.3)	(84)	(44)	(41.5)	(50.2)	(83)
Gross income	**2,395**	**3.1**	**(4.2)**	**2,324**	**2,054**	**5.5**	**(2.0)**	**1,936**
Operating costs	(1,583)	5.8	(1.7)	(1,497)	(1,394)	6.5	(1.0)	(1,300)
Personnel expenses	(875)	6.7	(0.8)	(820)	(770)	7.0	(0.5)	(715)
General and administrative expenses	(521)	2.8	(4.5)	(507)	(442)	4.6	(2.9)	(420)
Depreciation and amortization	(188)	10.4	2.0	(170)	(182)	9.5	2.1	(165)
Operating income	**812**	**(1.8)**	**(8.6)**	**827**	**659**	**3.3**	**(4.2)**	**636**
Impairment on financial assets (net)	(90)	(73.8)	(75.9)	(346)	(53)	(75.5)	(85.1)	(332)
Provisions (net) and other gains (losses)	(54)	(96.4)	(96.7)	(1,501)	(45)	(87.3)	(97.2)	(1,480)
Income before taxes	**667**	**n.m.**	**n.m.**	**(1,020)**	**561**	**n.m.**	**n.m.**	**(1,175)**
Income taxes	(192)	n.m.	n.m.	329	(174)	n.m.	n.m.	362
Net incomes	**475**	**n.m.**	**n.m.**	**(691)**	**387**	**n.m.**	**n.m.**	**(814)**
Non-controlling interests	-	-	-	-	-	-	-	-
Net attributable profit	**475**	**n.m.**	**n.m.**	**(691)**	**387**	**n.m.**	**n.m.**	**(814)**
Adjusted (2)	-	-	-	(1,011)	-	-	-	(1,011)
Net attributable profit (adjusted) (2)	**475**	**48.4**	**39.6**	**320**	**387**	**96.1**	**81.1**	**197**

(1) At constant exchange rate.
(2) In 2011, during the fourth quarter, US goodwill impairment charge.

Balance sheet

(Million euros)

	The United States				Units: BBVA Compass			
	31-12-12	Δ%	Δ% (1)	31-12-11	31-12-12	Δ%	Δ% (1)	31-12-11
Cash and balances with central banks	5,384	59.3	62.4	3,380	4,339	95.7	110.4	2,103
Financial assets	7,584	(9.9)	(8.1)	8,418	7,508	0.3	2.3	7,486
Loans and receivables	38,311	(9.6)	(7.9)	42,397	34,945	4.7	7.2	33,228
Loans and advances to customers	36,068	(11.3)	(9.6)	40,677	33,018	2.5	4.8	32,118
Loans and advances to credit institutions and other	2,243	30.4	33.0	1,720	1,927	66.2	77.0	1,110
Inter-area positions	-	n.m.	n.m.	-	416	-	-	-
Tangible assets	745	(10.5)	(8.8)	833	729	(7.3)	(6.4)	794
Other assets	1,825	(16.2)	(14.6)	2,179	1,704	(10.4)	(9.8)	1,927
Total assets/Liabilities and equity	**53,850**	**(5.9)**	**(4.0)**	**57,207**	**49,641**	**8.1**	**11.2**	**45,538**
Deposits from central banks and credit institutions	6,652	(8.6)	(6.8)	7,278	3,901	(4.6)	(3.3)	4,112
Deposits from customers	39,132	1.9	4.0	38,384	38,378	9.7	12.9	34,659
Debt certificates	-	-	-	363	-	-	-	-
Subordinated liabilities	848	(30.0)	(28.6)	1,211	800	(15.2)	(15.3)	963
Inter-area positions	203	(91.8)	(91.6)	2,466	-	-	-	-
Financial liabilities held for trading	352	(22.6)	(21.0)	454	351	(18.2)	(18.6)	440
Other liabilities	4,025	9.6	11.7	3,673	3,837	32.7	39.0	2,814
Economic capital allocated	2,638	(21.9)	(20.4)	3,379	2,374	(6.2)	(5.0)	2,549

(1) At constant exchange rate.

The United States 43

Significant ratios

(Percentage)

	The United States		
	31-12-12	30-09-12	31-12-11
Efficiency ratio	66.1	65.2	64.4
NPA ratio	2.4	2.4	3.5
NPA coverage ratio	90	94	73
Risk premium	0.23	0.30	0.89

The United States highlights in the fourth quarter

- Positive trend in activity, strongly supported by local businesses.
- Cost control.
- Superior asset quality.
- Technological platform implemented in all branches.

Industry Trends

In the United States, the **health of the banking system** is continuing to recover, and there are now fewer institutions facing problems. Most banks are increasing earnings, asset quality, capital and liquidity.

The main reason for better **earnings** is the improvement in asset quality, which has had a positive impact on loan-loss provisions, as it has freed up loan-loss reserves. However, revenue growth has been limited due to the current environment of low interest rates and a relatively flat curve. This has put strong pressure on net interest income in the sector.

In **lending**, the commercial and industrial sectors continued to perform well, despite the uncertainty regarding fiscal policy. In the fourth quarter, this growth is even clearer in commercial real estate (companies with collateral) and in credit card balances (due to the Christmas holiday season). Lending conditions are likely to remain strict in 2013, particularly for residential loans, in light of the high financial burden of households.

The main indicators of **asset quality** continue to show a positive trend. This marks the 11th consecutive quarter of improvement. In spite of this, the NPA ratio in the residential portfolio rose slightly in the third quarter of 2012.

Deposit growth remained robust throughout the year, as a lack of high-yielding investment alternatives and fiscal cliff uncertainties likely aided balances.

Activity

The United States **franchise** encompasses the Group's business in the United States. As of 31-Dec-2012, BBVA Compass accounted for 95% of the volume of business and 81% of earnings in the area. It also includes the BBVA branch in New York, which specializes in transactions with large corporations. Due to the relative contribution of BBVA Compass, most of the comments below refer to this business unit. It should be noted that the Bank successfully concluded the sale of the Puerto Rico business as of 16-Dec-2012.

At the close of December 2012, **gross customer lending** in BBVA Compass was up

The United States. Operating income

(Million euros at constant exchange rate)


-8.6% (1)
888
812
257
234
211
186
220
226
186
180
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

(1) At current exchange rate: -1.8%.

The United States. Net attributable profit (adjusted)

(Million euros at constant exchange rate)


+39.6% (1)
340
475
101
96
66
78
117
129
93
135
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2011
2012

(1) At current exchange rate: +48.4%.

44 Business areas

4.1% to €33,753m. The bank continues to focus on the portfolios within its targeted profile. Construction real estate fell again over the quarter, with a year-on-year decline of 48.2%. On the contrary, exposure to commercial loans increased 24.5% year-on-year, and residential real estate grew 19.0% over the same period.

Asset quality in the area improved considerably during the year. Total nonperforming loans decreased by 39.5% when compared with 2011 (at current exchange rate). Thus, the NPA ratio improved 114 basis points over the year and 8 points over the quarter, closing at 2.4%. The coverage ratio reached 90% and the accumulated risk premium at the close of December was 0.23%

(0.30% as of September 2012, and 0.89% at the close of 2011).

Customer deposits in BBVA Compass also grew by 11.7% over the last 12 months and

3.8% during the quarter. As of 31-Dec-2012 they stood at €37,097m. Of this total, 29.1% are non-interest bearing deposits, which performed best over the year, with a growth of 12.3%.

Earnings

The United States ended the year with a net attributable profit of €475m, well above the previous year, when it reached €320m if the goodwill impairment is excluded. Thus, the area’s earnings grew 39.6% on the figure of 2011 (adjusted for the aforementioned goodwill impairment). The better figures are a result of continued improvement in asset quality, together with the containment of operating costs.

Gross income in the area amounted to €2,395m in 2012, a year-on-year decline of

Developer loans over BBVA Compass total loan portfolio

(Percentage)

11.2 10.4 9.5 8.1 7.4 5.4 4.9 3.8

1Q 2Q 3Q 4Q

1Q 2Q 3Q 4Q

2011 2012

4.2%. The environment of low interest rates and flat curves, together with the run-off of the Guaranty portfolio, affected the net interest income, which was down 4.7% in the same period. The year on year fall in the cost of deposits and improved activity did not offset the negative figures mentioned above. Regulatory pressures also had a negative impact on income from fees, which fell by

11.1%. BBVA Compass has implemented a number of measures designed to mitigate the adverse effects of the new regulatory environment (Durbin). An example of this is the increase in commissions from new residential mortgage loans.

The area was able to successfully manage operating expenses, enabling overall costs to decline by 1.7% in 2012 compared with the same period in 2011. This improvement is largely attributable to streamlining of operating expenses, the result of the implementation of the technological platform in all BBVA Compass branches. As a

BBVA Compass. Loan mix

(Percentage)

December 2011 December 2012

Commercial real estate 18.2 Commercial 39.4

Construction real estate 8.1 Construction real estate 3.8

Commercial 34.8 Commercial real estate 17.4

Consumer 13.0

Residential real estate 24.4 Consumer 14.5 Residential real estate 26.4

BBVA Compass. Deposit mix

(Percentage)

December 2011 December 2012

Non interest bearing accounts 29.0 Time deposits 21.3

Time deposits 21.5 Non interest bearing accounts 29.1

Average cost of deposits 0.36 Average cost of deposits 0.40

Interest bearing accounts 49.5 Interest bearing accounts 49.6

The United States 45

consequence, operating income amounted to €812m, 8.6% down on 2011.

Impairment losses on financial assets fell by

75.9% year-on-year to €90m.

Finally, the capital ratios of BBVA Compass remained solid, according to local criteria: a Tier 1 Ratio of 11.7% and a Tier 1 Common of 11.4%.

Highlights

• In 2012, BBVA Compass began to migrate to a new IT platform (Alnova). At the end of the year migration was complete in the deposit module. Debit cards, consumer and mortgage loans will complete the process in the first half of 2013. In addition to increased levels of internal control and providing more productive and efficient processes, the platform allows BBVA Compass to evolve from a product-oriented organization toward a customer-centric institution. It also enables the bank to be the first in its area of influence to process product related information in real time.

• The organic expansion of BBVA Compass continued with the introduction in new markets related to the commercial banking segment and wealth management activity.

It opened new loan production offices in California, Illinois and Florida.

• Coupled with the reduction in the level of problem assets, the Bank has also focused on reinforcing its risk management processes. The ERM program has been implemented, comprising the upgrade and enhancement of several risk management tools and processes. A new commercial lending origination platform, a new loan grading system and several enhanced processes and methodologies design to improve estimation and forecasting of the credit risk reserves and economic capital needs under various scenarios are just some examples of the key accomplishments achieved in 2012.

• BBVA Compass continues to benefit from the high profile of its brand thanks to the sponsorship of the NBA and WNBA leagues and the Houston Dynamo soccer stadium (BBVA owns the name rights). Moreover, from 16 December to 31 March, it will be sponsoring the first ever exhibition showcasing the Prado Museum in the United States. It will be held in one of America’s most important museums, the Museum of Fine Arts, Houston (MFAH). BBVA Compass is one of the highest reputation brands among the US financial sector. According to American Banker and Reputation Institute it occupies the third place.

46 Business areas

Corporate Activities

Income statement
(Million euros)

	Corporate Activities		
	2012	Δ%	2011
Net interest income	**(697)**	**13.6**	**(614)**
Net fees and commissions	(304)	55.6	(196)
Net trading income	828	89.7	436
Other income/expenses	105	(71.2)	366
Gross income	**(69)**	**n.m.**	**(8)**
Operating costs	(1,107)	13.5	(976)
Personnel expenses	(627)	14.8	(546)
General and administrative expenses	(107)	(32.9)	(160)
Depreciation and amortization	(373)	38.1	(270)
Operating income	**(1,176)**	**19.6**	**(984)**
Impairment on financial assets (net)	60	n.m.	(392)
Provisions (net) and other gains (losses)	(1,569)	49.6	(1,049)
Income before tax	**(2,686)**	**10.8**	**(2,425)**
Income tax	1,020	0.9	1,012
Net income from ongoing operations	**(1,665)**	**17.9**	**(1,413)**
Net income from discontinued operations	15	177.3	5
Net income	**(1,651)**	**17.3**	**(1,407)**
Non-controlling interests	2	(26.1)	2
Net attributable profit	**(1,649)**	**17.3**	**(1,405)**
Adjusted (1)	(252)	-	(362)
Net attributable profit (adjusted) (1)	**(1,397)**	**33.9**	**(1,043)**

(1) In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in 2012, impact of Unnim badwill.

Balance sheet
(Million euros)

	Corporate Activities		
	31-12-12	Δ%	31-12-11
Cash and balances with central banks	(600)	(39.5)	(992)
Financial assets	34,219	39.4	24,539
Loans and receivables	(2,592)	(57.8)	(6,145)
Loans and advances to customers	2,655	n.m.	(3,615)
Loans and advances to credit institutions and other	(5,246)	107.4	(2,530)
Inter-area positions	(357)	(18.1)	(437)
Tangible assets	3,857	20.6	3,199
Other assets	23,199	21.8	19,044
Total assets/liabilities and equity	**57,726**	**47.2**	**39,208**
Deposits from central banks and credit institutions	14,046	101.0	6,987
Deposits from customers	18,865	(35.3)	29,180
Debt certificates	70,798	(0.2)	70,910
Subordinated liabilities	1,654	(29.8)	2,355
Inter-area positions	(49,961)	(28.4)	(69,803)
Financial liabilities held for trading	(4,780)	10.0	(4,347)
Other liabilities	(6,353)	(9.5)	(7,022)
Valuation adjustments	(2,183)	(21.7)	(2,787)
Shareholders' funds	43,261	10.7	39,064
Economic capital allocated	(27,620)	9.0	(25,329)

Corporate Activities 47

The most relevant aspects of earnings in this area in 2012 are summarized below:

• Net interest income was slightly more negative than in 2011, at –€697m compared with –€614m, due to the increased wholesale-funding costs arising from the current situation in the euro zone. However, all the new issues have been placed at below the price of the Spanish sovereign.

• Favorable performance of NTI, basically as a result of the capital gains registered on the repurchase of securitization bonds in the second quarter of 2012 and of subordinated debt in the fourth quarter. As a result, there has been significant growth of 89.7% in NTI in 2012 to €828m.

• Gross income is a negative €69m (–€8m a year ago).

• Operating expenses continue to reflect the Group’s investment effort in staff training, technology, brand and infrastructure. They increased by 13.5% year-on-year to €1,107m. However, their rate of year-on-year growth slowed compared with previous quarters.

• There has been another increase in provisions over the quarter to absorb the impairment on the real estate and foreclosed assets in Spain, though this was offset in part by the badwill generated from the Unnim operation. As a result, provisions and other gains/losses are a negative €1,569m (–€1,649m in 2011).

• As a result, the net attributable profit in 2012 is –€1,583m, compared with –€1,405m in 2011. This more negative performance compared with the previous year is mainly due to the aforementioned provisioning effort.

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for managing structural interest-rate and foreign-exchange positions, as well as the Group’s overall liquidity and shareholders’ funds.

Liquidity management helps to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management continues to be to encourage the financial independence of its subsidiaries in America. This aims to ensure that the cost of liquidity is correctly reflected in price formation and that there is sustainable growth in the lending business.

In the fourth quarter of 2012, long-term wholesale financial markets in Europe improved their mood substantially as a result of the measures adopted by the ECB at its meeting on September 6, which have led to a significant reduction in risk premiums in peripheral countries. In this environment, BBVA has successfully completed two senior debt deals in Europe for a total of €2,500m, one senior debt deal in the US market for €2,000m and one mortgage-covered bond deal for €2,000m, all with a very significant demand. This demonstrates how BBVA is able to access the markets under very successful conditions in terms of price and amount. Short-term finance in Europe has also performed very well, with significant growth in the amounts gathered.

The environment outside Europe has also been very constructive. BBVA has strengthened its liquidity position in all the jurisdictions in which the Group operates. BBVA Compass has been particularly outstanding in this respect, with significant growth in customer deposits.

To sum up, BBVA’s proactive policy in its liquidity management, the growth in customer funds in all geographical areas, its proven ability to access the market in difficult environments, its retail business model, its lower volume of debt redemptions compared to its peers and the relatively small size of its balance sheet, all give it a comparative advantage against its European peers. Moreover, the increased proportion of retail deposits on the liability side of the balance sheet in all the geographical areas continues to strengthen the Group’s liquidity position and to improve its financing structure.

The Bank’s capital management has a twofold aim: to maintain levels of capitalization appropriate to the business targets in all the countries in which it operates and, at the same time, to maximize return on shareholders’ funds through the efficient allocation of capital to the various units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: common stock, preferred shares and subordinated debt.

In October, BBVA paid its traditional second dividend through the remuneration scheme

48 Business areas

P

known as the “Dividend Option”, which offers shareholders a wider range of remuneration alternatives for their shares. Owners of

79.4% of the free allocation rights opted to receive new shares. As a result, the number of ordinary BBVA shares issued in the capital increase was 66,741,405, thus generating 13 basis points of core capital for the bank.

Additionally, two liability management operations have been closed in the fourth quarter of 2012, as anticipated in the previous quarter’s report. First, there was the tender offer to repurchase 15 issues of preferred securities and subordinated bonds distributed through Unnim’s retail network (T1, UT2 and LT2) at 95% of their nominal value for €490m, in exchange for the Bank’s treasury stock. Thus, BBVA has offered a solution to Unnim customers and provided them with liquidity and profitability (some of these instruments paid no coupon). In addition, the deal has protected the interests of BBVA shareholders, since this exchange is not dilutive. The Group’s offer was accepted by 99.3% of the preferred securities and 82.0% of the subordinated bonds. In exchange, they received 64,229,358 ordinary BBVA shares from its treasury stock.

Second, the Bank has repurchased LT2 subordinated debt under an unmodified Dutch auction procedure. The operation has provided capital gains of €194m, apart from improving the quality of its capital and having a limited impact on liquidity. These two operations have generated capital for BBVA thanks to active and efficient liability management.

In conclusion, the current levels of capitalization enable the Bank to fulfill all of its capital objectives.

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises in the Americas, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

In the fourth quarter of 2012, as was the case during the year as a whole, BBVA maintained a policy of actively hedging its investments in Mexico, Chile, Peru and the dollar area, with aggregate hedging of close to 50%. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected in the Americas for 2012 is also strictly managed. The impact of variations in exchange rates has been negative in the fourth quarter, both on the income statement and on capital adequacy ratios, but positive over the last 12 months. For 2013, the same prudent and proactive policy will be pursued in managing the Group’s foreign-exchange risk from the standpoint of its effect on capital adequacy ratios and on the income statement.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations.

In 2012, the results of this management have been very satisfactory, with extremely limited risk strategies in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps and FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit and liquidity ratings).

Holdings in Industrial and Financial Companies

This unit manages the portfolio of industrial and financial investments in companies operating in the telecommunications, media, electricity, oil, gas and financial sectors. Like Asset/Liability Management, it lies within the Group’s Finance Division.

BBVA applies strict requirements to this portfolio regarding risk-control procedures, economic capital consumption and return on investment, diversifying investments across different sectors. It also applies dynamic hedging and monetization management strategies to its holdings. In 2012 it invested €460m and divested €230m.

As of December 31, 2012, the market value of the holdings in the Industrial & Financial Companies portfolio is €2,816m.

Corporate Activities 49

Other information: Corporate & Investment Banking

Income statement

(Million euros)

	Corporate & Investment Banking			
	2012	∆%	∆%(1)	2011
Net interest income	**1,713**	**9.3**	**7.1**	**1,567**
Net fees and commissions	713	11.9	10.4	637
Net trading income	274	36.6	27.6	201
Other income/expenses	67	(12.1)	(9.2)	76
Gross income	**2,767**	**11.6**	**9.2**	**2,481**
Operating costs	(889)	5.1	3.5	(846)
Personnel expenses	(498)	1.6	0.6	(490)
General and administrative expenses	(375)	7.5	5.1	(349)
Depreciation and amortization	(16)	130.1	125.4	(7)
Operating income	**1,878**	**14.9**	**12.1**	**1,635**
Impairment on financial assets (net)	(191)	114.2	113.2	(89)
Provisions (net) and other gains (losses)	(31)	126.3	120.2	(14)
Income before tax	**1,655**	**8.1**	**5.4**	**1,532**
Income tax	(479)	13.9	10.9	(421)
Net income	**1,176**	**5.9**	**3.3**	**1,111**
Non-controlling interests	(127)	56.5	44.0	(81)
Net attributable profit	**1,049**	**1.9**	**(0.1)**	**1,030**

(1) At constant exchange rates.

Balance sheet

(Million euros)

	Corporate & Investment Banking			
	31-12-12	∆%	∆%(1)	31-12-11
Cash and balances with central banks	13,029	(1.2)	(1.1)	13,187
Financial assets	83,867	12.5	11.3	74,518
Loans and receivables	59,264	(14.6)	(14.9)	69,382
Loans and advances to customers	48,592	(16.2)	(16.6)	57,963
Loans and advances to credit institutions and other	10,671	(6.5)	(6.1)	11,418
Inter-area positions	14,974	88.1	87.6	7,960
Tangible assets	41	38.6	38.5	29
Other assets	3,396	28.6	28.4	2,641
Total assets/liabilities and equity	**174,572**	**4.1**	**3.4**	**167,717**
Deposits from central banks and credit institutions	68,835	12.8	11.6	61,030
Deposits from customers	36,442	(11.9)	(12.7)	41,387
Debt certificates	(228)	226.1	226.1	(70)
Subordinated liabilities	1,655	(26.5)	(27.3)	2,250
Inter-area positions	-	-	-	-
Financial liabilities held for trading	56,201	13.7	13.6	49,429
Other liabilities	6,290	(32.4)	(32.3)	9,305
Economic capital allocated	5,378	22.6	22.1	4,386

(1) At constant exchange rates.

50 Business areas

CIB highlights in the fourth quarter

• Lending activity continues strong in Latin America and down in Europe and the United States.

• Favorable trend in customer fund gathering over the quarter.

• Resilient and recurrent earnings in such a very difficult environment.

Industry Trends

During the fourth quarter of 2012, the slowdown in world economy eased compared with previous quarters, although, as has been explained in Relevant Events, this more positive mood is not applicable to all regions.

Against this background, our competitors have reacted by focusing on their core products and markets, reducing costs, restricting lending and cutting back on operations with high capital consumption products.

BBVA has continued to show high resilience in earnings from CIB thanks to its customer-centric and diversified business model, greater efficiency and cost control, and prudent risk management.

Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of BBVA’s wholesale business.

Activity

Gross lending to customers continued to decline due to the deleveraging process underway in the European and U.S. economies, together with CIB’s strategy of selective growth in certain customers and portfolios. It fell by 8.3% in the quarter and 16.2% over the year to €49,374m. By geographical areas, the balances are down in Europe, Asia and the U.S., they have remained stable in Mexico (down 1.3% year-on-year) and increased in South America (up 5.6%).

From the point of view of liabilities, the effort by CIB to adequately manage liquidity is reflected in the reverse of the trend in customer funds. Following the outflows observed mainly in the first half of 2012 as a result of the downgrade of the credit rating of Spain and BBVA, on-balance-sheet customer funds, excluding repos, increased by 7.5% in the last quarter and stood at €29,359m as of 31-Dec-2012.

Earnings

CIB continues to show highly recurrent and resilient earnings. In 2012 it generated gross income of €2,767m, 9.2% up on the figure for the previous year. By geographical areas, revenue grew in South America, Mexico and Spain (up 32.6%, 27.1% and 16.7%, respectively) and fell in Eurasia and the United States (down 27.3% and 9.9%, respectively).

The trend in operating expenses shows the effort made by CIB to contain and control costs. This heading grew by only 3.5% over the previous year, despite the substantial investments made in systems and growth plans in emerging economies. As a result, the operating income increased by 12.1% year-on-year to €1,878m.

Impairment losses on financial assets amounted to €191m and show the deterioration in the asset quality of certain counterparties due to the current economic downturn. However, the NPA ratio remains low, at 1.5% at the end of 2012.

Net attributable profit at €1,049m, has continued at similar levels to the previous year.

Highlights

The most important deals carried out by the different CIB departments and the highlights of the fourth quarter of 2012 are summarized below.

CIB. Operating income CIB. Net attributable profit

(Million euros at constant exchange rates) (Million euros at constant exchange rates)

+12.1%(1) -0.1%(1)

1,675 1,878 1,050 1,049

543 423 344 366 505 456 445 473 343 300 178 229 281 274 263 231

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2011 2012 2011 2012

(1) At current exchange rates: +14.9%. (1) At current exchange rates: +1.9%.

Corporate & Investment Banking 51

In Corporate Finance, BBVA closed the year consolidating its position as leading financial advisor in the Spanish mergers and acquisitions (M&A) market, with a total of 55 deals since 2009, according to Thomson Reuters. These transactions include the award to Abertis (in a consortium with BTG Pactual) of the contract for the Cadí and Vallvidrera tunnels in Catalonia, the acquisition of Hojiblanca by Deoleo and the sale of the GH Induction Group to Miura Private Equity.

In equity capital markets, the Bank participated as co-lead manager in the IPO of the German company Telefónica Deutschland, the biggest operation of this kind in Europe in 2012 and in Germany since 2007. BBVA also participated in the share capital increase with subscription rights of Banco Popular, the largest operation in the primary market carried out in Spain. In Latin America, BBVA was the global coordinator in Mexico for Fibra Macquarie and FibraHotel. Also in Mexico, BBVA was bookrunner in the share capital increase of Mexichem. Finally, the Bank participated as global coordinator in the IPO of Cemex Latam Holdings in Colombia.

The corporate lending business in Europe continued to support its customers with debt financing for German companies (Dufry, Fresenius) and French companies (Nestlé, Areva). Of note in Latin America was the bridge to bond financing of Cencosud for the purchase of Carrefour’s assets in Colombia, and numerous bilateral financing deals in Argentina. Finally, in the United States, several financing deals were completed through BBVA Compass, including one for Mary Kay.

Project Finance has boosted its financial advice activity in Spain with the award to Abertis of the contract for the Barcelona access tunnels (TABASA) and the funding of the second section of line 9 of the Barcelona subway. Of note in Latin America was the funding of line 12 of the Mexico City subway, where BBVA acted as financial adviser and provider of structured finance. In addition, the Group has improved its positioning in the telecommunications market after funding the acquisition of Atento by Bain Capital. Finally, in the United States, a tranche of financing was closed for the privatization of the OSU parking lot. BBVA’s franchise in the U.S. has clearly strengthened its position as financial adviser after obtaining Morgan Stanley’s mandate for financing three wind farms.

Global Transactional Banking has launched the Widget Alert application in Europe, the “Recaudación Referenciada” (index-linked collection) service in Venezuela and a service for BBVA Bancomer customers in Mexico, which enables them to access ACH payments in the United States from their accounts in Mexico. The most relevant deals were: in Spain, the issue of technical guarantees with CESCE coverage for a leading company in the infrastructure sector; in Mexico, the winning of the operating account of the country’s largest mining consortium; and in the United States, the issue of guarantees for U.S. subsidiaries of customers with registered offices in Mexico and Europe. Global transactional activity has been recognized as “Top Rated” in the Agent Banks in Major Markets survey by Global Custodian in the “Cross Border/Non Affiliated” and “Domestic” categories. Euromoney magazine has also named BBVA “Best Cash Management Provider in Venezuela”, thus consolidating the Bank’s position in the top five ranking of the “Best Cash Management Providers in euros in Latin America for International Financial Institutions”.

In Structured Trade Finance, new deals were arranged, notably the finance granted to the Ministry of Finance of Brazil for the purchase of metal bridges in the State of Tocantins. BBVA acts as agent and mandated lead arranger.

In a macroeconomic environment marked by greater stability in the fourth quarter, Global Markets closed 2012 with revenue growth in its main products and geographical areas (except for rest of Europe and Asia). Gross income in 2012 stood at €1,152m, up 18.0% year-on-year. These good earnings figures are the result of an adequate strategy of geographical and customer diversification.

The business model of Global Markets continues to reinforce customer focus as the core element of its value proposition. This has been recognized by the specialized media. BBVA was chosen best bank in Spain in exchange rates at the IAIR Awards, and tops the Bloomberg ranking for the best exchange rate forecasts of Latin American currencies against the dollar.

In Spain, revenue from customers is up 5% year-on-year, with growth, above all, in strategic businesses such as exchange rates and credit, where the increases are over 15%. Revenue from SMEs and retail customers rose by more than 50%, thanks to the close collaboration of Global Markets with the commercial network. By products, exchange rates and credit have grown at double-digit rates year-on-year. In equity, BBVA continues to hold first place in stock market brokerage, with an 18.9% market share according to December 2012 data, nearly 11 percentage points above the nearest competitor. In bond issues, BBVA tops the ranking with all types of customers in Spain.

In the rest of Europe and Asia, revenue from customers in Lisbon and Milan rose by more than 25%. London consolidated its position in 2012 as the strategic hub of the credit business, a product that has doubled the earnings posted in the previous year.

In Mexico, Global Markets maintains a clear leading position in the following products: leader as bond market maker, number one bank by volume in currencies, first place in equity notes and number one in the MXN bond origination ranking, well above its competitors. Revenue from customers continues to grow at a fast pace, with gross income growing by 47.1% over the previous year.

In South America, Global Markets continues to develop its local capabilities to make the most of the region’s growth and increased activity. This effort can be seen in the 27% year-on-year increase in gross income. Revenue from customers is up 21%. By countries, practically all franchises have performed well.

In the United States, revenue from customers has grown by around 2% year-on-year. Revenue from retail customers has increased significantly, strongly supported by the Compass distribution network. By type of product, interest rates maintain their positive trend. Of particular note is the performance of revenue from exchange rates, which more than doubles the figure for the same period the previous year.

52 Business areas

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2013	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer